EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR SEPTEMBER 10, 2002

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2002

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2002 AND 2001

INDEX

$: Argentine peso
US$: U.S. dollar
$3.80 = US$1

SUMMARY INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2002

(Amounts in millions of Argentine constant pesos or as expressly indicated)

Telecom Argentina reached a consolidated net loss of 4,097 for the six-month period ended June 30, 2002 ("1H02"). Comparatively, consolidated net income for the six-month period ended June 30, 2001 ("1H01") was 80.

Gross profit/(loss), EBITDA, operating profit/(loss), and net income/(loss) for the 1H02 represented 34%, 47%, (2%) and (214%) of net sales, respectively; compared with 50%, 41%, 15% and 3%, respectively, for 1H01.

The main factors contributing to the decline in margins were: a) the current economic environment in Argentina, including the devaluation and subsequent volatility in the peso plus the "pesification" enforced by the Argentine Government of the Company's tariffs at the rate of US$1 = $1, b) the decrease in traffic and rates in the basic telephony business (mainly in the domestic and international long distance services and interconnection services), and the decline in traffic and the average revenue per user in the cellular business that have affected revenues of the Company.

As a consequence of the increase in inflation following the abolishment of the Convertibility law, the Professional Board of Economic Sciences of the City of Buenos Aires issued the Resolution No. 3/02 that re-instates Technical Resolution ("RT") 6 and its amendments through RT 19 concerning the restatement of Financial Statements in constant pesos as of January 1, 2002 using to adjust the financial figures the Wholesale Price Index.

On July 17, 2002 the National Government issued Decree No. 1269/02 that abolished Decree No. 316/95 and reestablished inflationary accounting and on July 25, 2002, the National Securities Commission ("CNV") issued Resolution No. 415/02, through which it adopted the inflation accounting method for fiscal years that started as from January 1, 2002, and determined that figures prior to such date must be considered as constant pesos as of December 31, 2001. Accordingly, the Company has accounted for these effects as required under the resolution. Figures corresponding to 1H01 presented herein for comparative purposes have been restated to June 30, 2002 using an adjustment factor of 1.9562, which represents the wholesale rate of inflation during the 1H02. Additionally, figures corresponding to 1H02 include the effects of the adoption of inflationary accounting.

	6.30.02	6.30.01
Net sales	1,914	2,991
Cost of services provided	(1,254)	(1,496)
Gross profit	**660**	**1,495**
Administrative expenses	(154)	(257)
Sales expenses	(545)	(804)
Operating profit (loss)	**(39)**	**434**
Equity losses from related companies	(20)	(10)
Financial and holding results	(6,101)	(217)
Other expenses, net	(75)	(51)
Unusual losses	-	(10)
Net income (loss) before income tax and minority interest	**(6,235)**	**146**
Income tax	2,127	(66)
Minority interest	11	-
Net income (loss)	**(4,097)**	**80**
Earnings per share (in pesos)	**(4.16)**	**0.08**

1. Company activities

- **Consolidated net revenues**

Consolidated net revenues for 1H02 totaled 1,914, a decrease of 1,077 or 36%, compared with 2,991 for 1H01 as a result of the re-expression of figures as of June, 30, 2001 and the rates that were frozen after the "pesification" enforced by the Government.

In the basic telephony business, the main component of revenues, measured service, decreased by 265 or 34% to 510 during 1H02, as compared to 1H01 (775). The decrease was evidenced both in local and DLD traffic as the rates were frozen after the "pesification" enforced by the Government and the deterioration of the macroeconomic conditions in the country had a negative impact on consumption patterns.

Total traffic volume measured in minutes decreased by 7% for 1H02 when compared to 1H01. Furthermore, for 1H02 urban traffic measured in minutes decreased by 7% and DLD traffic decreased by 6% when compared to 1H01.

Monthly basic charges decreased by 189 or 35%, to 353 for 1H02 when compared to 1H01 mainly due to the fact that rates were frozen after the "pesification" enforced by the Government and the lower average number of lines in service of approximately 325,000 lines.

Supplementary services revenues decreased by 53 or 45% to 66 for 1H02 when compared to 1H01 mainly due to the fact that rates were frozen after the "pesification" enforced by the Government and to the discounts applied by the Company to the different services.

Installation fees paid by new customers decreased by 15 or 60% to 10 for 1H02, as compared to 1H01 largely due to a lower number of lines connected (approximately 69,600 lines connected in 1H02 as compared to 164,600 lines connected in 1H01) and to a lower average installation prices ($121 to $105 per line) due to the fact that prices grew at lower rate than the rate of inflation.

Revenues from public telephony decreased by 72 or 42% to 98, during 1H02 when compared to 1H01. The main reasons for this decrease were that rates were frozen after the "pesification" enforced by the Government, the lower traffic generated by public telephony telecommunication centers ("Telecentros") and the lower revenues received from public telephones.

Revenues generated by interconnection services during 1H02, mainly access and termination and long distance transport of calls charged to fixed line operators, decreased by 8 or 10% to 70. Meanwhile, during the same period revenues generated by interconnection services provided to cellular operators decreased by 2 or 9% to 21.

Regarding the international telephony business, during 1H02, revenues decreased by 47 or 37% to 80 when compared to 1H01 primarily due to the fact that rates were frozen after the "pesification" enforced by the Government, lower outgoing traffic of approximately 7% and lower settlement revenues.

The revenues generated by the cellular business during the 1H02 decreased by 307 or 37% to 523 when compared to the same period of fiscal year 2001. The revenues of Telecom Personal in Argentina decreased by 344 or 45% when compared to 1H01. The decrease was due to a lower number of subscribers (approximately 3% or 64.000 lines), lower levels of traffic and lower sales of handsets. Furthermore, the average revenue per user decreased by 44% (to $32 per customer per month as of June 30, 2002). The customer base reached as of June 30, 2002 approximately 790,300, 1,270,000 and 56,000 for the Multiple Area of Buenos Aires (AMBA), Northern and Southern regions, respectively. Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,116,000.

Núcleo, the subsidiary that provides cellular and PCS services in Paraguay, generated 96 in revenues during 1H02, which are consolidated into the revenues of Telecom Personal. This represented a decrease of 37, or 63%, as compared to 1H01. The decrease can be attributed to the inflation adjustment of 1H01 figures but was partially offset by the increase in the customer base and exchange differences. As of June 30, 2002, Núcleo had approximately 545,000 cellular and PCS customers, an increase of approximately 112,000 customers, or 26%, as compared to June 30, 2001.

Revenues generated by the data transmission business totaled 160, representing a decrease of 83 or 34%. The decrease was a consequence of lower revenues generated by the terrestrial networks and the leasing of data circuits to other operators. Additionally, the increase of monthly charges and Internet dial-up measured services as a consequence of the increase of Internet subscribers that use the special prefix 0610 and local numbers with 4004 numbering and similar, was lower than the rate of inflation. As of June 30, 2002 Internet minutes represented 32% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues decreased by 4 or 10% to 35 during the 1H02. As of June 30, 2002, the number of subscribers to high-speed Internet access services (ADSL) has reached approximately 25,000. Furthermore, Internet dial-up customers reached approximately 156,000.

In the directories edition business, revenues from the subsidiary Publicom decreased by 29 due to the delay in the publication of directories.

	6.30.02	6.30.01
National basic telephone service		
Local measured service	510	775
Monthly basic charges	353	542
Charges for supplementary services	66	119
Installation fees	10	25
Public telephone service	98	170
Interconnection revenues from basic telephone service	70	78
Interconnection revenues from cellular telephone service	21	23
Lease of circuits of basic telephone service	12	20
Lease of circuits of cellular telephone service	12	18
Others	25	59
Total national basic telephone service	**1,177**	**1,829**
Revenues from international telephone service	**80**	**127**
Cellular telephone service		
Monthly basic charges and measured service	184	329
CPP	185	272
Others	154	229
Total cellular telephone service	**523**	**830**
Revenues from data transmission	**160**	**243**
Revenues from internet	**35**	**39**
Revenues from directories edition	**2**	**31**
Gross sales	**1,977**	**3,099**
Turnover tax	(63)	(108)
Net sales	**1,914**	**2,991**

- **Operating costs**

The cost of services provided, administrative expenses, and selling expenses for 1H02 decreased by 604 or 24% to 1,953 when compared 1H01, mainly as a result of the inflationary adjustment of 1H01 figures. The specific variations for each line are explained below.

Salaries and social security contributions decreased by 204 or 40% to 311 for 1H02 primarily due to the reduction in salaries of unionized and non-unionized employees, which was part of the cost reduction plan launched during the previous fiscal year. The increase in headcount in the basic telephony activity reflects the migration of call centers and 110 information system workers from Publicom to Telecom Argentina. Furthermore, a decrease in labor cost was registered in Publicom due to the delay in the publication of directories.

The main component of operating costs, fixed asset depreciation, increased by 147 or 20%, to 888 during 1H02 as consequence of the effects of capitalized foreign currency exchange differences originated by debt and the incorporation of new assets into cellular and data transmission activities during last fiscal year.

Amortization of intangible assets decreased by 4 or 6% to 59 for 1H02 mainly due to re-expression of the figures as of June 30, 2001.

Expenses related to taxes decreased by 7 or 9% to 75, as a result of the inflationary adjustment of 1H01 figures.

Materials and supplies charges decreased by 67 or 44% to 86 mainly due to lower expenses associated with reduced installation of new lines in the basic telephony activity and to maintenance of the network and buildings. Furthermore, savings were registered as some materials were recuperated from third parties. These effects were partially offset by higher provisions made for scrap materials.

The allowance for doubtful accounts decreased by 36 or 20% to 144. The decrease can be largely attributed to re-expression of the figures as of June 30, 2001 in spite of the deterioration of the level of collections, particularly evident in the residential segment.

Commissions paid to cellular vendors decreased by 45 or 78% to 12 during 1H02 as consequence of the lower number of new subscribers incorporated during the period, deductions related to early disconnection, and to a lower average commission paid per new customer. Additionally, expenses related to sales commissions for pre-subscription and call centers in the basic telephony business decreased as these tasks are now performed internally by Telecom Argentina.

Interconnection costs decreased by 20 or 22% to 72 for 1H02, as these costs increased less than the rate of inflation.

Service fees decreased by 42, or 42%, to 58 principally due to lower fees related to information services (call centers and 110 information service) in the basic telephony activity. Fees paid to the data base manager and agents related to the pre-subscription process also decreased.

Management fees decreased by 102, or 84%, to 19 for 1H02 due to a temporary decrease in the management fee from 3% of net revenues to 1.25% for the period comprised between October 1, 2001 and March 31, 2002. Furthermore, the Company and the Operators have agreed to suspend certain rights and duties of both parties of the management contract, from April 1, 2002 until December 31, 2002, whereby the management fee has been suspended.

Costs related to advertising decreased by 63 or 79% to 17 for 1H02 mainly due to lower expenses related to media advertising and promotional campaigns resulting from the cost control actions enforced by the Company.

Regarding costs of other activities, the cost of cellular handsets decreased by 43 or 84% to 8 and can be largely attributed to the lower number of cellular handsets sold.

Finally, other expenses decreased by 86 or 35%. The decrease was largely due to lower bonuses paid to cellular agents, lower roaming charges and lower commissions paid in the cellular activity.

	6.30.02	6.30.01
Wages and social benefits	311	515
Depreciation of fixed assets	888	741
Amortization of intangibles assets	59	63
Taxes	75	82
Materials and supplies	86	153
Transport and freight	20	41
Bad debts expense	144	180
Interconnection costs	72	92
Lease of circuits	22	33
Fees for services	58	100
Management fees	19	121
Advertising	17	80
Cost of cellular handsets	8	51
Agent commissions	12	57
Other	162	248
Operating costs	**1,953**	**2,557**

- **Financial and holding results**

The loss resulting from financial and holding results increased by 5,884 to 6,101 for 1H02, as compared to the loss in 1H01 (217). This increase can be largely attributed to a loss of 5,215 from currency exchange differences that arose from the Peso devaluation which affected the net foreign currency monetary position but was only partially offset by the higher capitalized foreign currency exchange differences by debt for fixed assets acquisitions by 1,137. Furthermore, the interest on foreign currency liabilities increased by 148 due to the continuing deterioration of the peso. Finally, a loss of 1,193 was registered for the inflation effect on monetary assets and liabilities.

- **Other expenses, net**

Increased by 24 or 47% to 75 for 1H02 compared with 1H01. The increase was mainly due to higher reserves for lawsuits and contingencies and results from the sales of fixed assets and other income and expenses (net), partially offset by lower severance payments in the basic telephony activity.

- **Statements of cash flow**

Cash flow from operating activities for 1H02 decreased by 24 as compared to 1H01.

Meanwhile, cash flow used for investing activities for 1H02 decreased by 538 as compared to 1H01.

Funds used for financing activities decreased by 38 for 1H02. This was a result of lower dividends paid (417), lower debt payments (460), lower payments of interest and related costs (68), partially offset by lower debt proceeds (907).

- **Investment plan**

Since the start of operations on November 8, 1990, Telecom Group has invested 19,608 in fixed assets, of which 1,313 corresponds to 1H02 (including capitalized foreign currency exchange differences by debt of 1,144).

Of the total amount invested for 1H02, excluding the capitalization mentioned above, 131 or 77.5% corresponds to basic telephony, data transmission and internet (information systems 32%, switching 10%, outside plant 16%, transmission 36%, infrastructure 2% and others 4%), 37 or 21.9% to cellular telephony, and 1 or 0.6% to directories edition.

- **Recent developments**

Suspension of interest payments

On June 24, 2002, Telecom Argentina and its controlled subsidiaries Telecom Personal and Publicom (collectively "the Companies") resolved to suspend interest payments on all their financial debt obligations, as a consequence of the continuing devaluation and volatility of the peso, lower net cash flows being generated in the current macroeconomic environment in Argentina and the uncertain timetable for resolving discussions with the Argentine Government concerning adjustment of regulated tariffs. Telecom Argentina previously announced the suspension of principal payments by the Companies on such indebtedness as of April 2, 2002.

The Companies will continue meeting their obligations related to commercial activity in the ordinary course of business.

Appointment of the new C.E.O.

On July 16, 2002, the Board of Directors appointed Mr. Carlos Alberto Felices as new Chief Executive Officer ("C.E.O."). Mr. Felices took charge of his new duties on August 1, 2002.

NYSE Notification

Telecom has been notified by the New York Stock Exchange ("NYSE") that it has fallen below the NYSE's continued listing criteria relating to the minimum share price. The NYSE requires that the average closing price of a security not be less than $1.00 over a 30-day trading period.

Under NYSE rules, once notified of its failure to meet the minimum share price criteria, a company must bring its share price and average share price back above $1.00 within six months of receipt of the notification or if deemed necessary have until its next shareholders meeting if approval from its shareholders is necessary to implement a corporate action that will cure the price deficiency. Telecom is currently in discussions with the NYSE with respect to this issue and is reviewing its options in order to cure this deficiency.

2. Summary comparative consolidated balance sheets

	June 30,				
	2002	2001	2000	1999	1998
Current assets	2,018	2,257	2,739	2,621	2,034
Non current assets	11,336	10,992	11,035	10,589	9,545
Total assets	**13,354**	**13,249**	**13,774**	**13,210**	**11,579**
Current liabilities	12,685	3,095	3,760	3,081	2,240
Non current liabilities	129	5,506	5,149	5,178	4,548
Total liabilities	**12,814**	**8,601**	**8,909**	**8,259**	**6,788**
Minority interest	**1**	**24**	**25**	**31**	**37**
Shareholders' equity	**539**	**4,624**	**4,840**	**4,920**	**4,754**
Total liabilities, minority interest and Shareholders' equity	**13,354**	**13,249**	**13,774**	**13,210**	**11,579**

3. Summary comparative consolidated statements of income

	For the six month periods ended June 30,				
	2002	2001	2000	1999	1998
Net sales	1,914	2,991	3,126	3,063	3,063
Operating costs	(1,953)	(2,557)	(2,547)	(2,344)	(2,304)
Operating profit (loss)	**(39)**	**434**	**579**	**719**	**759**
Equity losses from related companies	(20)	(10)	(10)	(6)	(8)
Financial and holding results	(6,101)	(217)	(217)	(149)	(135)
Other expenses, net	(75)	(51)	(12)	(62)	(72)
Unusual losses	-	(10)	-	-	-
Net income (loss) before income tax and minority interest	**(6,235)**	**146**	**340**	**502**	**544**
Income tax	2,127	(66)	(139)	(164)	(190)
Minority interest	11	-	2	2	-
Net income (loss)	**(4,097)**	**80**	**203**	**340**	**354**
Earnings per share (in pesos)	**(4.16)**	**0.08**	**0.21**	**0.35**	**0.36**

4. Fixed telephone service statistical data (in physical units)

	2002		2001		2000		1999		1998	
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Installed lines	3,802,394	352	3,782,836	32,023	3,582,839	3,661	3,566,426	52,044	3,271,796	86,568
Lines replaced (a)	1,851,232	-	1,851,232	-	1,817,084	-	1,787,354	-	1,736,716	15,423
Lines in service (b)	3,632,259	(113,556)	3,914,142	20,450	3,554,938	102,858	3,401,256	(18,461)	3,287,834	79,515
Customers lines	3,331,263	(110,311)	3,615,616	10,158	3,300,304	94,516	3,195,654	(24,763)	3,111,097	69,972
Public phones installed	79,679	470	82,732	1,536	78,011	(22)	63,446	2,774	53,717	3,411
Percentage of lines connected to digital exchanges	100.0	-	100.0	-	100.0	-	100.0	-	100.0	-
Lines in service per 100 inhabitants (c)	19.7	(0.7)	21.5	0.1	19.7	0.6	19.0	(0.2)	18.6	0.4
Lines in service per employee	318	(18)	378	5	369	4	361	1	312	12
Investment in Fixed assets in millions of pesos (a)	19,608	80	17,895	252	16,413	452	14,513	511	12,711	358

(a) As from 11.8.90.
(b) Includes Direct Inward Dialing numbers that do not occupy lines installed capacity.
(c) Corresponding to the northern region of Argentina.

5. Consolidated ratios

	6.30.02	6.30.01	6.30.00	6.30.99	6.30.98
Liquidity (1)	0.16	0.73	0.73	0.85	0.91
Indebtedness (2)	23.73	1.85	1.83	1.67	1.42

(1) Current assets/Current liabilities.
(2) Total liabilities/Shareholders' equity plus minority interest.

6. Outlook

The present fiscal year is developed in a social, political and economical adverse context, characterized by a high level of uncertainty, where the recession was transformed into a serious depression. Additionally, the economic changes imposed by the National Government put the telecommunications industry in general into a critical situation, affected by the "pesification" of the tariffs at the rate of US$1 =$1, among other matters.

As a consequence of the current macroeconomic environment in Argentina, the devaluation and volatility of the peso, the above mentioned "pesification" of the tariffs and the timeframe defined by the Argentine Government for the discussions related to the adjustment of the regulated tariffs, on April 2, 2002, the Company announced the suspension of principal payments on all Telecom Group's financial debt obligations. Afterwards, on June 24, 2002 the Board of Directors also announced the suspension of interest payments on all Telecom Group's financial debt obligations. The Company is in process to find a definitive solution to its working capital structure.

In this uncertain and critical context, Telecom maintains and reinforces a clear mission shared by all the members of the Group: to foresee solutions to high quality telecommunications for all clients, complying with or exceeding its shareholders expectations, assuming responsibilities with the community and maintaining a high consideration for the employees. This mission is sustained by values in which all the organization is committed: permanent innovation, client information services, and excellence in services, ethics and mutual respect.

Telecom works in the construction of the solid position as integrator, by the unification of the offer channels, the convergence of the operation of the clients and services and organization synergy. In addition, the Company shall continue operating within the current cost structure, which produce a substantial reduction of the expenditures in order to sustain the profitability.

Telecom is still committed to the country and it is capable of carrying out with success the challenge to continue growing in an environment of great complexity. The Company is motivated by a great ambition: being the leading company in integrated solutions to telecommunications in Argentina, the reference for services to our clients, with a competitive profitability and highly motivated collaborators.

In this way, we make wishes for the Republic of Argentina to overcome rapidly the present critic institutional and economic situation, and recover the social peace and the path for the growth and welfare for its citizens.

Juan Carlos Masjoan
President

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Alicia Moreau de Justo 50 - Buenos Aires

FISCAL YEAR No. 14 beginning January 1, 2002 with comparative information for the six month period ended June 30, 2001

CONSOLIDATED FINANCIAL STATEMENTS at June 30, 2002 and 2001

Principal Company activity: **Telecommunication services and the marketing of equipment, infrastructure and goods of any type related or complimentary to telecommunication, and the performance of works and the provision of all types of services, including consultancy and security, related to telecommunications and telecomputing.**

Dates of registration with the Public Commerce Registry:

By-laws: **July 13, 1990**
Last amendment to by-laws: **May 29, 2002**

Expiration of Company charter: **July 13, 2089**

Information about Company control is in Note 7 a.

CAPITAL COMPOSITION
at June 30, 2002

Capital stock	Registered, authorized, issued and outstanding (Note 9)
Capital stock, $ 1 nominal value and one vote per share	
Class "A"	502,034,299
Class "B"	436,323,992
Class "C"	46,022,687
Total	**984,380,978**

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED BALANCE SHEETS

At June 30,	In millions of Argentine constant pesos (see Note 4.1.d) 2002	2001
ASSETS		
CURRENT ASSETS		
Cash and banks (Note 5.a)	121	57
Investments (Note 5.b)	466	186
Trade accounts receivable (Note 5.c)	675	1,471
Other receivables (Note 5.d)	710	411
Inventories (Note 5.e)	31	107
Other assets (Note 5.f)	15	25
Total current assets	**2,018**	**2,257**
NON-CURRENT ASSETS		
Trade accounts receivable (Note 5.g)	2	10
Other receivables (Note 5.h)	469	80
Investments (Exhibit C)	142	104
Fixed assets (Exhibit A)	9,838	9,834
Intangible assets (Exhibit B)	885	964
Total non-current assets	**11,336**	**10,992**
TOTAL ASSETS	**13,354**	**13,249**
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable (Note 5.i)	603	1,005
Debt (Note 8)	11,893	1,763
Compensation and social benefits payable (Note 5.j)	62	88
Taxes payable (Note 5.k)	97	172
Other liabilities (Note 5.l)	24	49
Reserves (Exhibit E)	6	18
Total current liabilities	**12,685**	**3,095**
NON-CURRENT LIABILITIES		
Accounts payable (Note 5.m)	6	41
Debt (Note 8)	-	4,853
Compensation and social benefits payable (Note 5.n)	32	80
Taxes payable (Note 10)	-	399
Other liabilities (Note 5.o)	13	29
Reserves (Exhibit E)	78	104
Total non-current liabilities	**129**	**5,506**
TOTAL LIABILITIES	**12,814**	**8,601**
Minority interest	**1**	**24**
SHAREHOLDERS' EQUITY (according to Statement of changes)	**539**	**4,624**
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	**13,354**	**13,249**

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Valerio Cavallo	Carlos Felices	Juan Carlos Masjoan
Controller	Chief Executive Officer	President

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED STATEMENTS OF INCOME

Six month periods ended June 30,	In millions of Argentine constant pesos, except per share amounts (see Note 4.1.d) 2002	2001
Net sales (Note 5.p)	1,914	2,991
Cost of services provided (Exhibit F)	(1,254)	(1,496)
Gross profit	**660**	**1,495**
Administrative expenses (Exhibit H)	(154)	(257)
Sales expenses (Exhibit H)	(545)	(804)
Operating profit (loss)	**(39)**	**434**
Equity losses from related companies (Note 5.q)	(20)	(10)
Financial and holding results (Note 5.r)	(6,101)	(217)
Other expenses, net (Note 5.s)	(75)	(51)
Unusual losses (Note 5.t)	-	(10)
Net income (loss) before income tax and minority interest	**(6,235)**	**146**
Income tax (Note 10)	2,127	(66)
Minority interest	11	-
Net income (loss)	**(4,097)**	**80**
Net income (loss) per share (Note 4.1.i)	**(4.16)**	**0.08**

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Valerio Cavallo
Controller

Carlos Felices
Chief Executive Officer

Juan Carlos Masjoan
President

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the six month periods ended June 30, 2002 and 2001
(In millions of Argentine constant pesos, except per share amounts – see Note 4.1.d)

	Shareholders' contributions			Earnings				
Concept	Capital stock	Adjustment to capital stock	Total	Legal reserve	Reserve for future dividends	Unappropriated retained earnings	Total	Total Shareholder's equity
Balance at January 1, 2001	984	2,600	3,584	266	348	763	1,377	4,961
Board of Directors' Resolution of January 17, 2001:								
- Cash dividends (0.181 per share)	-	-	-	-	(348)	-	(348)	(348)
As approved by the Shareholders' Ordinary Meeting held on April 24, 2001:								
- Legal reserve	-	-	-	(24)	-	24	-	-
- Cash dividends (0.04 per share)	-	-	-	-	-	(69)	(69)	(69)
Net income	-	-	-	-	-	80	80	80
Balance at June 30, 2001	984	2,600	3,584	242	-	798	1,040	4,624

Balance at January 1, 2002	984	2,600	3,584	242	-	810	1,052	4,636
As approved by the Shareholders' Ordinary Meeting held on April 24, 2002:								
- Legal reserve	-	-	-	3	-	(3)	-	-
Net loss	-	-	-	-	-	(4,097)	(4,097)	(4,097)
Balance at June 30, 2002	984	2,600	3,584	245	-	(3,290)	(3,045)	539

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.

Valerio Cavallo
Controller

Carlos Felices
Chief Executive Officer

Juan Carlos Masjoan
President

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Six month periods ended June 30,	In millions of Argentine constant pesos (see Note 4.1.d) 2002	2001
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES		
Net income	(4,097)	80
Adjustments to reconcile net income to net cash provided by operating activities		
Bad debts expense	144	180
Depreciation of fixed assets	888	741
Amortization of intangible assets	59	63
Equity losses from related companies	20	10
Results from translation	13	-
Materials usage	30	29
Fixed and intangible assets disposals	33	4
Reserves	27	6
Interest and other financial expenses	5,566	260
Termination benefits	2	(6)
Minority interest	(11)	-
Income tax	(2,127)	(71)
Net decrease in assets	1,054	88
Net decrease in liabilities	(790)	(549)
Total cash flows provided by operating activities	**811**	**835**
CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES		
Fixed asset acquisitions	(255)	(545)
Intangible asset acquisitions	(11)	(201)
Other investments not considered as cash or cash equivalents	1	(57)
Total cash flows used for investing activities	**(265)**	**(803)**
CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES		
Debt proceeds	3	910
Repayment of debt	(41)	(501)
Payment of interest and related expenses	(384)	(452)
Dividends paid	-	(417)
Total cash flows used for financing activities	**(422)**	**(460)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	124	(428)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	413	618
CASH AND CASH EQUIVALENTS AT PERIOD END	537	190

The accompanying notes and Exhibits are an integral part of the consolidated financial statements.
Note 6 provides additional information regarding the Consolidated statements of cash flows.

Valerio Cavallo
Controller

Carlos Felices
Chief Executive Officer

Juan Carlos Masjoan
President

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (*)

For the six month periods ended June 30, 2002 and 2001

(Amounts in millions of Argentine constant pesos, except per share amounts or as otherwise indicated – see Note 4.1.d)

INDEX

(*) Conventionally, the definitions used in these consolidated financial statements are included in the Glossary of terms.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

GLOSSARY OF TERMS

The following definitions are not intended as technical definitions, but to assist the reader to understand certain terms as used in the Company's financial statements.

The Company/Telecom Argentina/Telecom	Telecom Argentina Stet-France Telecom S.A.
Telecom Group/Group	Economic group formed by the Company and its controlled companies.
ENTel	Empresa Nacional de Telecomunicaciones, which had provided public telecommunication services in Argentina until its privatization.
SC	The Argentine Secretary of Communications.
SBT	Basic Telephone Services.
CNV	The National Securities Commission.
Personal/Núcleo/Cable Insignia/Micro Sistemas/Telecom Internet/Publicom/ Latin American Nautilus/Multibrand/ Nahuelsat/Internacional/Telintar/Soluciones	Correspond to the corporations controlled by Telecom or that were controlled or jointly controlled by Telecom as defined under the Argentine Corporation Law or that are related parties.
Telecom Argentina USA/Agroconnection	Corresponds to Telecom Argentina USA Inc. and to Agroconnection Inc., a controlled and related companies of Telecom, respectively, as defined under the Argentine Corporation Law.
CNC	The Argentine National Communications Commission.
The Pliego	List of Conditions approved by Decree No. 62/90, related to the privatization of ENTel.
STM	Mobile Telephone Service.
SRMC	Mobile Cellular Radiocommunication Service.
AMBA	Metropolitan Area Buenos Aires, the area of the Federal District and greater Buenos Aires.
PCS	Personal Communications Service. A wireless communications service with systems that operate in a manner similar to cellular systems.
Nortel	Nortel Inversora S.A. The controlling company of Telecom.
Telecom Italia/FCR/Operators	Telecom Italia S.p.A. and France Cables et Radio S.A. (a controlled company by France Telecom S.A.), jointly referred to as the Operators.
Telefónica	Telefónica de Argentina S.A.
SU	Universal Service: the availability of SBT at an affordable price to all persons within a country or specified area.
IPC	Consumer Price Index.
Price Cap	The application of annual reductions to the general level of the Company's rates.
BCRA	The Central Bank of the Argentine Republic.
SEC	Securities and Exchange Commission of the USA.
CPCECABA	Professional Board of Economic Sciences of Ciudad Autónoma de Buenos Aires.
Constant pesos	Currency unit of the financial statements, that is, constant Argentine pesos as of period-end, according to FACPCE RT 6.
RT/FACPCE/Argentine GAAP	Technical Resolutions issued by the Argentine Federation of Professional Boards of Economic Sciences that is generally accepted accounting principles of Argentina.
VPP	Equity method.
IAS/IASC	International Accounting Standards issued by the International Accounting Standard Committee.
DGI	The Argentine Tax Authority.
U.S.GAAP	Generally Accepted Accounting Principles in USA.
BCBA/NYSE	Buenos Aires and New York Stock Exchanges, respectively.
PPP	Share Ownership Program.
EBITDA	Earnings before Interest, Taxes, Depreciation and Amortization.

NOTE 1 – TELECOM GROUP OPERATIONS

Telecom Argentina was formed as a result of the privatization of ENTel, which had provided public telecommunication services in Argentina.

The Company obtained a license to operate in a designated Northern Zone, beginning operations on November 8, 1990, and provided public telecommunication services on an exclusive basis for seven years subsequent to this date, having the right to a three-year extension of this exclusivity period.

The Company filed the appropriate petition with the Secretary of Communications ("SC") to extend the license exclusivity period. Acknowledging the Company's filing, the Argentine government established the standards for an orderly transition towards an openly competitive telecommunications market by October 10, 1999, the date at which the exclusivity period ended and the Company remained qualified to provide SBT nationally.

Likewise, the Company merged various companies under its ownership to provide the following services: international long distance in the Northern Zone, national telex, value added services, data transmission and internet. In order to adapt to the new market demands, the Company expanded its corporate purpose. This expansion was opportunely approved by the SC and the CNV.

The Company achieves its business objective of providing services through integration with its subsidiaries. Activities carried out by these entities at June 30, 2002 are as follows:

Activity	Subsidiary	Ownership by Telecom in capital stock and votes	Control is through the following	Date of incorporation
Cellular telephone service	Personal	99.99%		07.06.94
	Núcleo	67.50%	Personal	02.03.98
	Cable Insignia (a)	75.00%	Personal	03.18.98
Data transmission	Micro Sistemas (a)	99.99%		12.01.97
International telephone service	Telecom Argentina USA	100.00%		09.12.00
Directories edition	Publicom	99.99%		06.11.92

(a) Companies not operative at June 30, 2002.

NOTE 2 - REGULATORY FRAMEWORK

a) Regulatory bodies and practices

The Company and its telecommunication subsidiaries are regulated by the CNC, decentralized organism dependent on the SC, which is supervised by the Ministry of Economy. The SC is responsible for developing of sector policies, approving and administrating fundamental technical plans, assisting the Ministry of Economy in rate matters affecting the Company and the development of telecommunication regulations.

Some of the more pertinent regulations are:

- The Privatization Regulations, which regulate the process of privatization, including the Pliego,
- The Transfer Agreement,
- Telecommunication licenses granted to the Company and to subsidiaries that provide telecommunication services,
- Rate agreements and related decrees and regulations approved in Decree No. 764/2000.

b) Licenses held at June 30, 2002

- **Company licenses**

The Company holds licenses to provide the following services in Argentina for an indefinite period:

- Fixed local telephone service,
- Public telephone service,
- Long distance, both national and international,
- Point to point connections, both national and international,
- Telex, both national and international,
- Value added services, data transmission, video conferencing, broadcast signal transmission and community repeater.
- Internet access.

- **Licenses of subsidiaries**

Personal is licensed for an indefinite period, on a competitive market basis, to provide STM in the northern region of Argentina, and data transmission and value added services nationally. Additionally, Personal holds a license to provide SRMC in the AMBA, a license without expiration date to provide PCS service in Argentina and the register for the rendering of national and international long distance telephone service.

Núcleo, controlled by Personal, is licensed to provide STM service over Band B nationwide in Paraguay and PCS service in some areas of Paraguay.

c) Causes of revocation of licenses

- **SBT license**

Some of the causes that could revoke the Company's license are:

(i) the interruption of all or a substantial part of licensed service;
(ii) a change in corporate business purpose (without a previous authorization of the appropriate regulatory bodies) or a change of corporate domicile outside of Argentina;
(iii) any sale, encumbrance or transfer of assets that has the effect of reducing services provided, without the prior approval of the appropriate regulatory bodies.
(iv) reduction of Nortel (see Note 7) ownership of the Company's capital stock to less than 51%, or the reduction to less than 51% of the collective ownership by Nortel shareholders who existed at the date of possession, without the prior approval of the appropriate regulatory bodies.
(v) the assignment or delegation of the commitments of the Operators without the prior approval of the appropriate regulatory bodies.

If the Company's license is revoked, Nortel must transfer its shares in the Company to the regulatory bodies, in trust, for subsequent sale at public auction. Upon the sale of these shares, the regulatory bodies may renew the Company's license under conditions to be determined.

- **STM license**

According to the STM Pliego, the following causes could revoke Personal's license:

(i) repeated interruptions of the services described in the STM Pliego;
(ii) a transference of the license and/or the rights and obligations related to that license, without previous authorization of the CNC;
(iii) taxes constituted over the license;
(iv) creditors meeting or bankruptcy of Personal;
(v) the liquidation or dissolution of Personal, without previous authorization of the CNC.

d) Decree to deregulate telecommunication services

Decree No. 764/2000 approved, among other items, three new regulations whose basic provisions are as follows:

- **General licensing regulation**

  Establishes a single license valid throughout Argentina for the provision of all telecommunication service, fixed or mobile, wired or wireless, national or international, with or without proprietary infrastructure. Service providers need not be exclusively devoted to the telecommunications business. There are no requirements for minimum investment or coverage. Radio broadcasting entities may apply for telecommunication licenses. The resale of services is authorized, subject to a license being received. Foreign companies are not restricted from entry.

- **National interconnection regulation**

  Establishes a decrease in interconnection index prices of approximately 50%. Increases the number of network components and functions on behalf of the dominant provider (the Company in the northern zone and Telefónica in the southern zone), and also details the interconnection obligation down to the local level, the rate setting process and the separation of the local loop. Introduces the interconnection method for numeric translation services known as NTS for the internet, audiotext and collect calls and the transfer of telephone numbers.

- **SU Regulation**

  Fixes the rate of contribution to the SU Fund at 1% of telecommunication services income. Establishes an Administrative Counsel to manage the SU Fund and oversee the specific programs of the SU. Adopts a "play or pay" mechanism to ensure compliance with SU Fund contributions, but establishes a contribution exemption mechanism for SBT licensees, which considers both net losses and the percentage market participation of other local telephone service providers. The Regulatory Authority has neither implemented the formation of the Fund nor the official programs to be subsidized.

The Company has filed an administrative appeal to request that certain provisions of regulations issued under Decree No. 764/2000 is revoked.

e) Regulation for the selection by dialing of the providers of long distance services

On December 28, 2001, the former Ministry of Infrastructure and Housing issued Resolution No. 613/01 which approved the rules for the selection by dialing of the providers of long distance services.

The selection by dialing is a system that, applied to long distance services, allows users to dial in each call the access code 17 (for national long distance calls) or 18 (for international long distance calls) and the three digits PQR for the provider's identification, in order to select the long distance provider which he prefers.

The approved regulation set forth the obligation for the local and long distance providers to have available their equipment in order to provide the selection by dialing within an eighty-day period from its publication in the official gazette, in those places where that method of pre-subscription is offered. Such eighty-day period was extended for additional ninety days by Resolution No. 33/2002 of the Ministry of Economy, in order to analyze the numerous refutations received. Although this period matured in June 2002, the regulation is still under analysis and it is estimated to be implemented in a near future.

f) Rate structure

On November 28, 1991, the Company and Telefónica signed a rate agreement with the Argentine government, which was ratified by Decree No. 2585/91 and became effective on December 18, 1991. The principal features of the agreement, which modified the Transfer Agreement, are as follows:

1) Rates, measured in basic units or "pulsos", are denominated in United States dollars and will be adjusted twice annually (April and October) to reflect changes in the overall IPC of the United States of America. Rate adjustments do not require prior regulatory body approval. Since year 2000, adjustments were not made as required by the SC.
2) Invoicing to customers will be in local currency, at exchange rates existing at the close of the billing period.

Law No. 25561, of "Public Emergency law and reform of the exchange rate", effective January 6, 2002, in Section 8 nullifies contract clauses providing for adjustments to the value of payments with reference to United States Dollars or other foreign currencies as well as any indexation clauses based on price indexes or similar mechanism. As a consequence, from that date on, the Company's tariffs were set in pesos at a US$1 to $1 exchange rate. Likewise, Decree No. 293/2002 started a process of renegotiation of contracts with the public Administration in which the rate structure is involved. Additional information on the process of renegotiation of tariffs and the SBT contract is given in Note 13.

- **Rate rebalancing**

On December 1, 1999, SC Resolution No. 4269/99 ratified the application of methodology outlined by SC Resolution No. 1801/97. This verified the revenue differences of SBT licensees at the end of a two year period, which resulted from rate rebalancing in February 1997. Additionally, the impact of the rate rebalancing was determined to be an increase in revenues of approximately $9.5 millions. The future refunding of this amount has not so far been ruled upon by the Regulatory Bodies.

- **Price Cap**

On December 15, 1999, the "Rate Reduction Agreement between the Argentine government and Telecommunications Companies" was signed, establishing as of March 1, 2000, the following:

- the reduction of rates to commercial and government clients by 19.5% and,
- the reduction of rates for measured local service in urban areas and for "0610" service by approximately 5.5%, for customers requesting various discount plans.

On April 6, 2000, the Argentine government, Telefónica and the Company signed an agreement which established, for the application of the year 2000 Price Cap, a 6.75% reduction of revenues of licensees covered by the rate regulation (6% as set by the SC and 0.75% as determined by licensees) in the period between November 8, 2000 and November 7, 2001.

NOTE 3 – POLITICAL, ECONOMICAL AND SOCIAL CRISIS IN ARGENTINA. DEVALUATION OF THE PESO AND THE CONVERSION INTO PESOS OF THE TARIFFS OF PUBLIC SERVICES: ITS IMPACT ON THE ECONOMIC AND FINANCIAL SITUATION OF TELECOM GROUP

The operations of the fiscal year ended December 31, 2001 were occurred in a delicate political, economic and social context: the high level of fiscal deficit, the increase of the country's public debt and the significant increase of the country's risk rate and domestic interest rate. Additionally, the unemployment rate and the fall of the gross domestic product reached its maximum levels since the beginning of the Convertibility Regime (estimated between 20% and – 4.7%, respectively).

In July 2001 the National Government, due to the impossibility of financing its deficit with debt in the international markets, enforced a severe adjustment in the public accounts with the implementation of a policy known as "deficit cero". By that policy, the level of public expenses and the transfers of resources to the provinces could not exceed the fiscal monthly proceeds. The implementation of this policy suffered from serious political, economic and social difficulties, which ended in the Congressional electoral defeat of the official political party in October 2001.

The economic recession and the impossibility of implementing policies to overcome it, produced a lack of confidence in the economic agents and in particular in the depositors who started to gradually withdraw their deposits from the Argentine financial system. The situation deteriorated, reaching its highest level by the end of November. In order to avoid the failure of the financial system the National Government on December 3, 2001 issued measures, which increase the use of banking operations in the economy, restricted the free disposition and circulation of cash ("corralito") and the transfer of funds abroad. All working days from December 21, 2001 to January 11, 2002 were declared non-working days for exchange transactions.

After a serious institutional crisis and social pressures, on December 21, 2001 the former president Dr. Fernando de la Rúa presented his resignation to the National Congress, which after complying with the formalities foreseen by the National Constitution, appointed Dr. Rodríguez Saá as new president. The new president -who had to call for a national election within ninety days - ratified the enforcement of the Convertibility Law of the peso with the dollar at a rate of $1 = US$1 and decided to restructure the national and provincial public debt ("default of the public sector") by suspending the payment of principal and interest of the internal and external debt.

By the end of December 2001, the seriousness of the crisis produced a new change in the government and, on January 1, 2002, the National Congress appointed to Dr. Eduardo Duhalde as the president in order to complete the period which was left incomplete by Dr. Fernando de la Rúa.

With the purpose of overcoming the crisis, the new administration of Dr. Duhalde decided to abandon the Convertibility Law and to cause a significant change in the economic rules in our country.

♦ Principal measures adopted by the National Government

On January 6, 2002, the National Congress issued Law No. 25561 of "Public Emergency and Foreign Exchange System Reform Act" which produced a profound change in the economic model and a modification of the Convertibility Law applicable until that moment. Later on, Decrees Nos. 214/02, 905/02 and 992/02 of "Rearrangement of the financial system" and Decree No. 260/02 of "Foreign Exchange System Reform Act" were issued, which substantially modified some of the measures adopted by Law No. 25561.

The following are some of the measures adopted by the National Government, which are applicable at the date of issuance of these consolidated financial statements:

1. Transactions due in foreign currency

On January 6, 2002 a new exchange regime was enforced by the creation of an official and a free exchange market. The existence of both exchange markets was provisory, as the government subsequently decided for the free and single exchange market. In general terms, in the official market all assets for export and import transactions and certain financial activities should be carried out, subject to a previous restructuring that postpones their original maturity dates. The rest of the transactions related to the payment and transfer of foreign currency abroad should be carried out in the free market. The initial exchange rate in the official market was $1.40 to US$1.

The deposits in US dollars and other foreign currencies in financial entities were converted into pesos at an exchange rate of $1.40 to US$1 or its equivalent in other foreign currencies. The debts in US dollars or other foreign currency within the Argentine financial system in existence at January 6, 2002 were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These deposits and debts will be adjusted as from February 3, 2002 by a Stabilization Reference Coefficient ("CER") and interest rate with a cap stated by the BCRA.

The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in Argentina, non related to the financial system, of any origin or nature, were converted into pesos at an exchange rate of $1 to US$1 or its equivalent in other foreign currency. These balances will be adjusted as from February 3, 2002 by the CER. If as a consequence of this provision, the resulting value of the assets or the services is superior or inferior at the payment time, any of the parties may request an equitable readjustment of the price. If an agreement is not reached, the courts shall issue a decision over the case. In order to keep a fair adjustment of the price, it must be considered the market value of goods or services with imported components.

The payable obligations denominated in US dollars or other foreign currency that existed up to January 6, 2002 in foreign countries must be paid at the free market exchange rate.

Since February 3, 2002, many payable obligations denominated in US dollars or other foreign currency were converted into pesos at an exchange rate of $1 to US$1, including futures contracts and options in foreign currency, agreed under the Argentine law applicable before January 5, 2002, in which one of the parties was a financial entity.

2. Contracts with the public administration

US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been converted into pesos at the exchange rate of $1 to US$1. Additional information is given in Note 13.

3. Deferred deduction of the exchange rate difference in income tax

Net losses originated in the devaluation of the peso over the assets and liabilities in foreign currency in existence up to January 6, 2002, will be deductible for income tax purpose only at a rate of 20% per year starting in fiscal year 2002.

4. Restriction of transfers of funds abroad

According to Communication "A" 3688 of the BCRA the transfers to foreign countries for financial loans, earnings and dividends executed until February 8, 2003, inclusive, shall require a previous consent of the BCRA regardless of the manner of payment.

♦ Principal effects of the measures adopted by the National Government over the business of the Telecom Group

1. Renegotiation of the Company's tariffs

Section 8 of Law No. 25561, which converted into pesos at an exchange relation of $1 to US$1 the tariffs of public services, shall have a significant impact over the economic-financial equation of the Company and the Telecom Group.

The magnitude of the devaluation of the Argentine peso with respect to the US dollar, that at the date of issuance of these consolidated financial statements is approximately 270%, affects the "natural hedge" mentioned in Note 4.1.e. This is so because the currency of the most significant revenues of the Company will be the peso, while the currency in which the Company was financed from the enactment of the Convertibility Law was the US dollar.

This alteration between the revenue currency and the sources of financing currency has produced a double impact, that is:

a) an initial impact, represented by the net debts in foreign currency at December 31, 2001 in foreign countries. At June 30, 2002 these debts represented US$2,934 millions approximately, for the Telecom Group; and

b) an impact over the transactions during the renegotiation period of the tariffs, in which the economic equation of the business of the Company is being affected by the increase of the costs of certain imports of materials necessary for operations.

The management of the Company, based on the framework stated in section 9 of Law No. 25561 for the renegotiation of the SBT tariffs, has considered in its cash flows projections, the modification of its tariffs in order to recompose the economic-financial equation of Telecom Argentina. This should decrease the impact above mentioned and allow the Company to continue with its ordinary course of business, in a competitive and non-regulated market, with reasonable profitability levels to remunerate its shareholders and the financial creditors.

2. Devaluation of the peso

The devaluation of the Argentine peso had serious consequences on the economic and financial situation of Telecom Group, as follows:

- ✓ a reduction of 88% of the Shareholders' equity of Telecom existing at the beginning of the fiscal year during the six month period ended June 30, 2002, considering the exchange relation at June 30, 2002 of US$1 = $3.80 and the basis for accounting described in point 4 below;
- ✓ a financial impact that derived in the declaration of the Board of Directors of the suspension of principal and interest payments of the financial debt (Note 14). The market value of the Company's corporate bonds is approximately 32% over their book value at June 30, 2002, while this ratio was approximately 100% at June 30, 2001;
- ✓ a decrease in Telecom's market capitalization of approximately 96% (US$128 and US$3,042 at June 30, 2002 and 2001, respectively) when compared with the ADR evolution at June 30, 2002 and at June 30, 2001 (US$ 0.65 and US$ 15.45, respectively).

From the beginning of the operations - November 8, 1990 - until December 31, 2001, the Company had accumulated net income of $4,932 millions. The net loss for devaluation recorded at June 30, 2002 reached the amount of $3,561 millions, absorbing 72% of the accumulated net income in the period 1990 - 2001.

The Shareholders' equity of Telecom at June 30, 2002, is $539 millions and includes net assets of $2,187 millions generated by capitalized foreign currency exchange differences ($1,065 millions) and by fiscal credits of deferred tax ($1,122 millions) whose recoverability has been evaluated as described in point 4 below.

A summary of the effects of the peso devaluation in the consolidated statement of income of the Telecom Group is given as follows:

	Estimated results without devaluation effects (1) (*)	Estimated effect of devaluation (2) (**)	Statement of income at 6.30.02 (3) = (1) + (2)	Statement of income at 6.30.01 (4)	Variation 2002 vs.2001 (1) - (4)
Net sales	1,901	13	1,914	2,991	(1,090)
Operating costs	(982)	(24)	(1,006)	(1,753)	771
EBITDA	**919**	**(11)**	**908**	**1,238**	**(319)**
Amortization without capitalization	(868)	-	(868)	(804)	(64)
Amortization of capitalized foreign currency exchange differences	-	(79)	(79)	-	-
Operating profit (loss)	**51**	**(90)**	**(39)**	**434**	**(383)**
Equity losses from related companies	(14)	(6)	(20)	(10)	(4)
Financial and holding results generated by assets	(1,154)	(305)	(1,459)	65	(1,219)
Financial and holding results generated by liabilities	610	(6,440)	(5,830)	(333)	943
Interests/Capitalized foreign currency exchange differences	44	1,144	1,188	51	(7)
Other expenses, net	(75)	-	(75)	(51)	(24)
Unusual losses	-	-	-	(10)	10
Net income (loss) before income tax and minority interest	(538)	(5,697)	(6,235)	146	(684)
Income tax by results without capitalization	(9)	-	182	(66)	57
Income tax by devaluation	-	2,136	1,945	-	-
Minority interest	11	-	11	-	11
Net income (loss)	**(536)**	**(3,561)**	**(4,097)**	**80**	**(616)**

(*) Corresponds to the operations realized by the Company in local and foreign currency (converted into pesos at the exchange rate of $1 = US$1), restated in constant pesos of June 30, 2002.

(**) Corresponds to the higher estimated sales and costs in foreign currency, to the investments in foreign companies and to the foreign currency exchange differences and other financial results generated by foreign currency assets and liabilities, net of the effect of inflation and the tax effect, as a consequence of the devaluation of the argentine peso.

3. Impact of the crisis on the economic and financial situation of the Group

The first six-month period was characterized by much uncertainty, and the economy made a profound adjustment of its actual rate of exchange (-65% at June values) in order to generate an external surplus to finance the massive capital outflow caused by the crisis.

After ten years of stability, the consumer price level started to undergo substantial increases (9.7% in the first quarter, and 18.9% in the second), led by the goods in the market basket, while price increases in service items were much lower than the average, and, in many cases, frozen (such as Telecom's rates). Wholesale inflation shot up as compared to retail inflation (32.1% in the first quarter, and 48.1% in the second), since the former basically covers import goods or substitutes.

Social indicators dropped during the last few months. Added to the deep recession and the increase in unemployment to record values (21.5%) is the drop in the real salary, that has been more serious for the low-income sectors that use up a substantial portion of their income to buy market basket goods (food products), which have undergone the highest increases.

As regards financial matters, it was impossible to find a final solution to the problem of rescheduled deposits, particularly in view of the many court rulings against their rescheduling, which led the BCRA to increase the issuance of currency in order to assist the banks. This caused an increased demand for U.S. dollar bills with the following negative effects: higher nominal devaluation, loss of international reserves, and inflation. The domestic financial system is still undergoing a serious liquidity and solvency crisis whose solution seems to be far away. In this connection, the loan market has virtually disappeared.

As regards economic policy, some efforts have been made to reach an agreement with the International Monetary Fund in order to, at least, refinance debt maturities with international agencies, that had been paid out of reserves, and at the same time build a credibility base for the current economic and monetary plan, so as to solve some of the basic problems, such as the rescheduling of the public debt and the stabilization of the financial system.

Within the framework of a much depressed domestic demand (involving consumption and investment) due to the above mentioned factors, the general economic activity level continued to suffer a strong slowdown during the first quarter. Some stabilization in the aggregate is projected as from the second quarter, though at very low activity levels (approximately a 17% drop as compared to the second quarter in 2001). This plateau is mainly due to a certain drive in some productive sectors that have been much favored by devaluation, which offsets the downturn in business of the sectors that are more related to the domestic market and, particularly, loans.

The described crisis has negatively impacted in the Group's business during fiscal year 2002, notwithstanding the efforts made by the management to reduce the operative costs, the investments and the level of financial indebtedness. The principal consequences for the Group were:

- ✓ reduction of 35.9% of the consolidated sales compared with fiscal year 2001, generated by a lower number of clients in fixed and cellular telephone service, the prohibition of adjustment of the fixed telephone service rates, the fall of the average consumption of the post and pre payment cellular clients and the marketing decision to postpone the directories edition by the significant reduction of the advertisement as a consequence of the already mentioned economic situation.
- ✓ the 20.6% decrease in the charges for doubtful accounts receivable compared with fiscal year 2001, principally in the fixed telephone service. However, the allowance for doubtful accounts over net sales represented 7.5% for the six month period ended June 30, 2002, approximately a 1.5% increase compared with the six month period ended June 30, 2001. In addition, in October 2001 the Company started to receive from its clients provincial bonds and LECOP. The collection in public bonds represented approximately 18% of the total collection of the Company for the period January'02 – June'02.
- ✓ the costs of the Group were affected by the creation of new taxes (levied on bank debits and credits) by $22 millions and the increase of the employer's social security contributions by $7 millions.

- ✓ as a summary of all the foregoing, the operating profit was reduced by $473 millions compared with the six month period ended June 30, 2001, becoming a loss of $39 millions.

4. Effects on the significant accounting estimations at June 30, 2002

The above mentioned facts have been taken into account by the management of the Company in order to perform the significant accounting estimations included in the present consolidated financial statements. The future actual results may differ from those estimations.

The management of the Company has considered the following accounting criteria for the valuation of the assets and liabilities at June 30, 2002 and the quantification of certain significant estimations:

- Criteria for the recognition of the devaluation effects of the peso: Argentine GAAP states that the financial results must be recognized in the period in which they are generated, except for the case in which they integrate the costs of the assets that, by virtue of their nature, require an extensive period of undisposable capital. Notwithstanding the foregoing, the magnitude of the devaluation and the general impact in all sectors of the economy caused the issuance of CPCECABA Resolution No. 3/02, adopted by CNV Resolution No. 415/02, that requires the capitalization of foreign currency exchange differences in some circumstances. The Company has applied the methodology stated in this resolution to calculate the capitalization (Note 4.2.a).

- Accounting for inflation of the financial statements: Decree No. 1269/02 of the National Government reestablished the mechanism of accounting for inflation. The Company has applied the methodology stated in RT 6 and in CPCECABA Resolution No. 3/02 to calculate the restatement for inflation in the consolidated financial statements.

- Valuation of the provincial public bonds: as part of the credit collection from the public sector, the Company has received bonds to cancel the credits for services rendered to the different provincial government. The Company's intention has been to maintain them until their maturity date for which, following the Argentine GAAP and having financial capacity to retain them, the Company has valued them at their cost plus amortized discount earned using the market rate of return. Notwithstanding the foregoing, because of the economic crisis affecting the national and provincial public sector, the fall of the price of such bonds has been very significant and it is not expected to suffer any changes in the short term. Consequently, despite the intention to maintain the provincial bonds until their maturity date, the management of the Company decided to value since December 31, 2001, the holding of these bonds at their estimated sale price.

  Likewise, those public bonds received as part of the collection of the particular clients, have been valued as follows:

  a) *at its nominal value -without accruing any interests-:* for the holding of bonds that the Company applies for their value and in the short term in order to cancel its tax and commercial liabilities. At June 30, 2002 the Group holds $17 millions of bonds with these characteristics, which were included in Cash and Banks.
  b) *at its estimated sale price:* for the holding of bonds that cannot be applied in the short term in order to cancel tax and commercial liabilities. At June 30, 2002 the Group holds $33 millions of bonds with these characteristics, which were included in Cash and Banks. The results from holding these kind of bonds were a loss of $55 millions, that are included in Financial and holding results in the Consolidated statement of income.

- Recoverability of trade accounts receivable with the public sector: the Company has considered that the default of the public sector will only produce a delay in the collection. In order to reduce the effect of this delay, the Company has optimized the compensation actions of the obligations -specially in tax matters- with the public sector. The financial loss that this delay produces has been considered in the Company's estimations.

- Recoverability of trade accounts receivable with the private sector: the serious economic situation existent in our country during the last year, added to the restrictive banking measures over the access and circulation of cash, set forth by the National Government at the beginning of this fiscal year, have produced a significant increase in the payment delay. Consequently, the Company has increased the charges for doubtful accounts receivable, originating deviations with respect to the average payment delays and uncollectable amounts of the last years. However, this trend has been reduced in the second quarter of fiscal year 2002 as a consequence of the depuration of the customer's base realized in the first quarter of fiscal year 2002.

- Obligations originated in private contracts, non related to the Argentine financial system: although Decree No. 214 stated the conversion into pesos at an exchange rate of $1 to US$1, the involved parties are entitled to request for a readjustment of the price based on equity principles and in case an agreement is not reached, the courts shall issue a decision over the case. The adequate valuation of this type of credits and debts in our country shall depend on the renegotiation of each of these contracts. The management of the Company fit its estimations according to the advances of the negotiation process and the possible results.

- Recoverability of fixed and intangible assets value: at June 30, 2002 the Telecom Group owns fixed and intangible assets (together "fixed assets") for a total of $10,723 millions, equivalent to 80% of the total consolidated assets. As indicated in Note 4.2.f and 4.2.g, these assets are depreciated based on their useful life, estimated for each class of fixed assets and the reasonability of the applicable rates must be considered in the context of the de-regulation and the increase of the competition which has characterized the Argentine telecommunication market from October 1999.

  The recoverable value of the fixed assets depends on the capacity to generate the net cash flows income sufficient to absorb their depreciation during the periods it is estimated these assets will be useful for the Group.

  The management of the Company periodically evaluates the recoverable value of such fixed assets by the preparation of economic-financial projections considering alternative scenarios based on macroeconomic, financial and telecommunications market hypothesis, which are considered probable or conservative.

  Notwithstanding the foregoing, the devaluation of the Argentine peso and the "pesificación" of the public services tariffs and the contracts between private parties executed before January 6, 2002, set forth a significant change in the rules for all of the economic factors of the country. At the date of issuance of these consolidated financial statements the economic and political situation has not stabilized, which generates different and probable scenarios. In particular, the results of the renegotiations of the Company's tariffs under the terms foreseen by Law No. 25561 and Decree No. 293/02 shall have a significant impact on the economic-financial equation of Telecom.

  Despite the already mentioned difficulties and considering section 9 of mentioned law which states that the National Government shall consider the profitability of the public services companies in order to assess the recoverable value of the fixed assets, the management of the Company have adopted for their projection of incoming cash flows the modification of its tariffs which allows it to recompose the economic-financial equation of the Company in a non-regulated and competitive market, with reasonable levels of profitability to pay its shareholders and financial creditors. Additionally, the economic – financial projections include the satisfactory results of the Group's financial debt restructuring described in Note 14.

  Based upon the described methodology regarding the recoverable value of the assets and the satisfactory processes of renegotiations of the Company's tariffs and the financial debt of the Group, the management of Telecom considers that fixed asset and intangible assets, taken as a whole, are not valued in excess of recoverable value.

- Recoverability of tax credits generated by the devaluation of the peso: in accordance with Argentine GAAP related to income taxes accounted for by the deferral method, the tax credit carryforwards against future incomes must be recognized and requires a careful analysis of their recoverability. The amount of the fiscal credit generated by the devaluation at June 30, 2002 is approximately $3,010 millions and its recoverability shall depend essentially on the results of the processes of renegotiation of the Company's tariffs and restructuring of the financial debt of the Telecom Group (Notes 13 and 14, respectively). Likewise, the management of the Company has considered the capitalized foreign currency exchange differences and the effect of the accounting for inflation of the fixed assets as a temporary difference and has recorded a deferred tax liability of $1,888 millions, so the net tax credit recorded at June 30, 2002 is approximately $1,122 millions.

  As a consequence of the existence of taxable losses detailed above, Telecom Group recorded a tax credit on minimum presumed income of $55 millions, which recoverability will be effective as also detailed above.

- Classification of debt: as some creditors have exercised their rights on accelerate the maturity of their debts as expressed in Note 14, the management of the Company has decided to disclose all its debt as current liabilities.

NOTE 4 – BASES OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1. Bases of presentation

The Company's consolidated financial statements have been prepared in accordance with Argentine GAAP, established by the FACPCE, considering practices of the CNV. The consolidated financial statements include certain reclassifications and disclosures to conform more closely to the form and content required by the SEC.

Where investments in subsidiaries are accounted for by the equity method, Argentine GAAP requires companies with a controlling financial interest in other companies to present both parent company and consolidated financial statements as primary and supplementary information, respectively. Because of the special purpose of these consolidated financial statements, the parent company's summarized financial information is included in Note 19. This approach has been adopted for the convenience of the reader of the financial statements.

In accordance with procedures defined in FACPCE RT 4, financial statements at June 30, 2002 and 2001 have been consolidated on a line by line basis for majority-owned subsidiaries, as follows:

June 30,	
2002	2001
Publicom	Publicom
Personal	Personal
Micro Sistemas	Micro Sistemas
Telecom Argentina USA	Telecom Argentina USA
	Telecom Internet (*)

(*) Merged into the Company on November 30, 2001.

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Additionally, certain reclassifications to the comparative figures were included in order to reach a better comparison between those figures and the ones for June 30, 2002.

These consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present the financial position and results of operations on a basis consistent with the audited fiscal year financial statements.

a) Financial statements used for consolidation

Financial statements at June 30, 2002 and 2001 and for the six month periods ended June 30, 2002 and 2001 have been used for the consolidation. Consequently, these periods coincide with those of the Company.

b) Foreign currency translation

The Group follows FACPCE RT No. 13 to translate the foreign corporations financial statements (Núcleo, Telecom Argentina USA, Latin American Nautilus and Intelsat Ltd.) into Argentine pesos for purposes of consolidation.

According to this RT investments in foreign companies are translated into pesos at the period-end exchange rate.

Net gains or losses resulting from the translation of those financial statements are included in the Company's consolidated results of operations in the period in which they arise.

c) Modification of Argentine GAAP

On December 8, 2000 the CPCECABA approved RT 16, 17, 18 and 19 of the FACPCE which establish new accounting and disclosure principles. These new RT fit in the project of harmonization of Argentine GAAP with IAS issued by the IASC.

These accounting principles have been approved by the CPCECABA with some amendments including the postponement of its effective date. At the date of issuance of these consolidated financial statements, the approval of the CNV is pending with respect to these standards.

On April 5, 2002 the FACPCE approved RT 20, which modified RT 9, 17 and 18, which establishes accounting and disclosure principles for derivatives instruments and hedging activities. At the date of issuance of these consolidated financial statements, RT 20 had not been adopted by any professional council.

If these new standards were adopted by the CNV, they would take effect as from the Telecom Group's fiscal year beginning January 1, 2003.

The management of the Company is assessing the impact of these new standards on its financial condition and the results of operations. However, based on a preliminary analysis, it is anticipated that the impact will not be material.

d) Accounting for inflation

The consolidated financial statements have been prepared in millions of Argentine pesos of constant currency, recognizing the inflation effects. In order to prepare the accounting for inflation, the mechanism established by RT 6 was used.

From September 1995, in accordance with the Argentine GAAP and CNV Resolution No. 272/95 with provisions of National Government Decree No. 316/95, inflation adjustments of financial statements had been discontinued.

However, the end of the stability context, which characterized the period in which the Convertibility Law was applicable and had justified the discontinuation of the accounting for inflation, forced the CPCECABA to issue Resolution No. 3/02 which reestablished the mechanism of restatement of the financial statement according to RT 6, amended by RT 19, using the Wholesale Internal Prices Index, from January 1, 2002.

In July 2002, National Government Decree No. 1269/02 repealed Decree No. 316/95, reestablishing the accounting for inflation of the financial statements. The CNV, though Resolution No. 415/02, adopted this procedure. Consequently, present financial statements are restated in constant pesos since January 1, 2002, fulfilling the accounting and legal standards.

Changes in price indices for the six month periods ended June 30, 2002 and 2001 have been as follows:

Periods	Wholesale Internal Prices Index	Consumer Prices Index
January'01 – March'01	(0.99%)	0.08%
January'02 – March'02	95.62%	30.49%

Implicit financing costs have been segregated in the disclosure of assets and liabilities, where significant.

e) Financial instruments to hedge financial risk or reduce financing costs

During the period in which the Convertibility Law that fixed the exchange rate between Argentine peso and the dollar at $ 1 = US$ 1 was in force, as part of its risk management strategy, Telecom Group had decided to convert a significant portion of its debt obligations denominated in foreign currencies other than the U.S. dollar to the U.S. dollar in order to reach a "natural hedge" with its income fixed in dollars as described in Note 2.f. Occasionally, the Group had also swapped the interest on debt in order to balance its financial payments between fixed and floating interest on debt.

However, due to the change in current macroeconomic conditions described in Note 3, Telecom Group terminated all of its foreign currency and interest rate swap agreements during the second quarter of the year 2002 (see Note 8).

The Company and its subsidiaries do not invest in speculative derivative financial instruments.

f) Concentration of credit risk

The Company and some of its subsidiaries provide telecommunication services to residential, commercial and governmental clients, granting credit in accordance with regulations governing such services, generally without security. The fixed customer lines (pre-paid lines were not included) were 3,331,263 and 3,615,616 at June 30, 2002 and 2001, respectively, and the cellular customer lines (pre-paid lines were not included) were 498,507 and 728,735 at these dates, respectively, and represents a diverse customer base.

The risk of collectibility varies among customers largely due to the individual financial situation of the customer. The Group evaluates the risk of uncollectable accounts and provides an allowance for doubtful accounts receivable.

g) Cash and cash equivalents

In the Consolidated statements of cash flows, the Company includes as cash and cash equivalents all highly liquid investments purchased with an original maturity of three months or less.

h) Revenue recognition

Revenue is recognized as services are provided to customers. Revenue recognized may result in receivables not yet billed to customers.

However, in the case of revenues for installation fees, the Company recognizes them in the period in which the installation service is completed, jointly with the related costs. Considering that the installation costs are higher than the related revenues, it is considered that this criterion corresponds with U.S.GAAP (see Note 20), because U.S.GAAP requires the deferral of the installation fees and the related costs considering the estimated average useful life of customers. However costs in excess of the related revenues cannot be deferred.

For services paid for by the customers but not yet provided to them, the Company records a liability.

Both services provided for but not billed and services paid for but not rendered, are estimated using technical measurement information systems.

i) Net income (losses) and dividends per share

The Company calculates net income (losses) and dividends per share on the basis of 984,380,978 common shares outstanding with a $1 nominal value and one vote per share.

4.2. Principal valuation criteria

a) **Balances in foreign currency:** at exchange rates existing at each period-end. Exhibit G shows details of foreign currency balances. Foreign exchange gains or losses expressed in constant pesos, net of the effect of the inflation, were credited to or charged against net income of each period, as appropriate.

As the devaluation of the peso has been significant, the CPCECABA issued Resolution No. 3/02, subsequently adopted by CNV Resolution No. 398, that requires for the capitalization of foreign currency exchange differences by debt, originated in the devaluation of the Argentine peso as from January 6, 2002.

These resolutions establish that capitalized foreign currency exchange differences are in advance for the accounting for inflation and are included in the future restatement of the financial statements in constant pesos. Meanwhile, the excess over these constant figures will be recorded in the financial statements. The Company calculated the capitalization following the methodology described in these resolutions. The financial results capitalized are detailed in Note 5.r.

Considering that in the second quarter of fiscal year 2002, the restatement in constant pesos was reestablished and, considering the volatility of the economical and operating variables that affect the Group's business, the management of Telecom considers reasonable not to capitalize foreign currency exchange differences on fixed assets from April 1, 2002.

b) **Cash and banks, trade accounts and other receivables and liabilities (except for retirement benefits):** at nominal value plus accrued interest at each period-end, where applicable.

c) **Investments:**

- *Short term investments:* at nominal value plus accrued interest.
- *Public bonds to be held to maturity:* at cost plus amortized discount earned using the market rate of return at date of purchase (see the additional information in Note 3).
- *Other public bonds*: at market value less estimated sales costs.
- *Equity investments:*
  - *subsidiaries in the unconsolidated financial statements:* at VPP based upon subsidiaries financial statements and using comparable accounting criteria as are used for the Company's consolidated financial statements.
  - *related companies:* at VPP based upon related companies financial statements and using comparable accounting criteria as are used for the Company's consolidated financial statements. In those companies where their financial statements closing date is different than that of the Company, financial statements with a closing date of no more than three months are used for consolidation purposes.

  The management of the Company is not aware of any event that modifies its financial position or the results of its operations or significantly affects the valuation of its investments in subsidiaries or related companies and the corresponding results at June 30, 2002, since the approval date of their financial statements.
- *Investment in Intelsat Ltd.:* at acquisition cost or VPP, the least.
- *Capital contributions:* at nominal value restated as detailed in Note 4.1.d.

Investments in foreign companies were valued at exchange rates existing at each period-end. Foreign exchange gains or losses are credited to or charged against net income of each period, as appropriate within Financial and holding results – Generated by assets - in the Consolidated statement of income. Investments are detailed in Exhibit C and D.

d) **Inventories:** at each period-end replacement cost. Inventories have been recorded at amounts, which do not exceed their net realizable value.

The sales prices of cellular handsets are influenced by a marketing strategy to achieve higher market penetration by reducing customer access costs, without losing sight of the overall cellular business profitability. As a result, on occasion, the management of the Company decides to sell handsets at prices lower than replacement cost. As these sales price policies are the result of decisions of the management of the Company, promotional prices are not used to calculate the net realizable value of such inventories.

e) Other assets:

- *Deferred printing costs*: at cost restated as detailed in Note 4.1.d, which is expensed as directories are issued.
- *Raw materials*: at replacement cost.

f) Fixed assets:

- *Transferred from ENTel*: at the transfer price, restated as detailed in Note 4.1.d less accumulated depreciation at period-end. At June 30, 2002, title transfer of 4% of these assets remains to be completed; the Company is in full possession of these assets and they are integrated into the economic activity of the Company.
- *Acquired subsequent to November 8, 1990:* at acquisition cost, restated as detailed in Note 4.1.d less accumulated depreciation.

The cost of fixed assets whose construction over a prolonged period of time is financed includes capitalized interest on associated third party financing. These costs are detailed in Note 5.r.

Fixed asset acquisitions financed by leases are recorded at the estimated price which would have been paid on a cash basis, with the amount of unpaid installments and purchase price options, net of unearned interest, recorded as a liability.

Fixed assets, whose operating condition warrants replacement earlier than the end of the useful life, are depreciated based on the remaining useful life assigned in accordance with the Company's investment plan.

Fixed assets are depreciated using the straight-line method over the estimated useful lives of each asset class.

Fixed assets, net of accumulated depreciation, taken as a whole, are not valued in excess of recoverable value (see the additional information in Note 3). Fixed assets activity is detailed in Exhibit A.

g) Intangible assets: at acquisition cost, restated as detailed in Note 4.1.d less accumulated amortization at period-end.

The cost of intangible assets developed over a prolonged period of time includes capitalized interest on associated third party financing. These costs are detailed in Note 5.r.

Intangible assets are depreciated using the straight-line method over the estimated useful lives of each asset class, as follows:

System development costs	60 months
Debt issue costs	Initial debt term
PCS licenses	180 months
Usage rights	180 months
Exclusivity rights	Contract term
Websites	24 months
Trademarks and patents	180 months
Goodwill on investments acquired	60 months

Intangible assets activity is detailed in Exhibit B.

h) Dismissal indemnities and termination payments are charged to Other expenses when a termination decision is made.

i) Debt: corporate bonds, together with any premium or discount at issuance, are valued at nominal value plus accrued interest at period-end. Premiums or discounts are amortized on a straight-line basis over the debt period.

Legal fees, commissions and other bond issuance costs corresponding to debt issuance are capitalized as Intangible assets and amortized over the term of the corresponding debt. Amortization is classified within Financial and holding results in the Consolidated statement of income.

The costs of foreign currency and interest rate swap contracts were amortized on a straight-line basis over the term of the corresponding debt and classified within Interest on debt and Foreign currency exchange losses within Financial and holding results in the Consolidated statement of income. Results from swaps cancellation described in Note 8 are included within Financial and holding results in the Consolidated statement of income.

j) **Taxes payable:**

- *Income Tax:* income tax is calculated on estimated taxable income at the statutory tax rate in effect at period end (35%). The resulting amount was charged to Income tax in the Consolidated statement of income. It also includes the effects of the adoption of the deferral method (see Note 10).
- *Tax on minimum presumed income:* the Telecom Group has estimated tax loss carryforward by the end of the year 2002. Consequently, for the six month period ended June 30, 2002, a credit for tax on minimum presumed income was recorded and has been included in Other receivables, because it was estimated that the payments for this tax will be recoverable within the legal term of prescription.
- *Tax on corporate indebtedness:* Argentina imposed a tax on certain types of interest and other financial costs paid by the Company for loans obtained from domestic financial institutions and for the issuance of corporate bonds.
- *Turnover Tax:* for the six months periods ended June 30, 2002 and 2001, turnover taxes as an overall percent of applicable revenues were 3.19% and 3.48%, respectively.

k) **Other liabilities:**

- *Retirement benefits:* represent obligations for accrued and unpaid benefits stipulated in collective bargaining agreements. Accruals are actuarially determined based upon existing information at each period-end.

l) **Reserves:**

- *Asset reserves:* have been provided for doubtful accounts receivable, other receivables and for inventories whose realization is not assured based upon period-end analyses. Additional information is given in Note 3.
- *Liability reserves:* have been provided for contingencies based upon management estimates and the opinion of legal counsel.

Activity in these reserves is detailed in Exhibit E.

m) **Shareholders' equity accounts:** they are restated as described in Note 4.1.d, except Capital stock, at nominal value. The restatement is included in Adjustment to capital stock.

n) **Statement of income accounts:** they are restated as follows:

- charges by consumption and non monetary assets depreciation (fixed and intangible assets) were recorded considering the restated amounts;
- financial results in constant pesos are disclosed net of the effect of the inflation generated by the corresponding assets and liabilities;
- other results at cost restated as described in Note 4.1.d.

o) **Unusual losses:** represent losses that perform only one of the necessary requirements to be classified as extraordinary (atypical and exceptional issue) and that must be shown as a separate caption in the ordinary results.

They corresponded to a part of the "Tax on credits and debits in bank accounts and other operations" that impacts directly in the costs of the Group, because, until February 18, 2002, only one portion of this tax could be deducted from the determinative income tax and VAT. The new tax is in force since April 3, 2001 to December 31, 2002. Its collection will be affected to the creation of a Fund of Public Emergency and the Government had expressed its intention to consider the total tax as payment in advance of VAT and income tax at the moment that it would cease the economic emergency.

As a consequence of the serious economic crisis and the importance of this tax measured in [illegible] after December 31, 2002. So that, in the second quarter of fiscal year 2002, $22 millions of unusual losses have been reclassified to Operating costs.

NOTE 5 – DETAILS OF PRINCIPAL CONSOLIDATED FINANCIAL STATEMENT CAPTIONS

The composition of principal financial statement captions is as follows:

Consolidated balance sheets at June 30,	2002	2001
CURRENT ASSETS		
a) Cash and banks		
Cash	11	4
Banks	60	53
National and provincial Public bonds	50	-
	121	**57**
b) Investments		
Short term investments (Exhibit D)	466	133
Public bonds (Exhibit C)	-	53
	466	**186**
c) Trade accounts receivable		
Basic national and international telephone service, data transmission and Internet	569	1,181
Cellular telephone service	350	554
Directories edition	33	74
Subtotal of trade accounts receivable	952	1,809
Allowance for doubtful accounts receivable (Exhibit E)	(277)	(338)
	675	**1,471**
d) Other receivables		
Deferred tax assets (Note 10)	604	90
Tax credits	31	35
Swap agreements collateral	-	153
Prepaid expenses	15	47
Accounts receivable from employees	8	14
Accounts receivable from unions	1	2
Non-controlling shareholders of Núcleo	-	2
Various	51	68
	710	**411**
e) Inventories		
Cellular handsets and equipment (Exhibit F)	33	109
Allowance for obsolescence of inventories (Exhibit E)	(2)	(2)
	31	**107**
f) Other assets		
Deferred printing costs	10	15
Raw materials	5	10
	15	**25**
NON CURRENT ASSETS		
g) Trade accounts receivable		
Basic national telephone service	1	10
Directories edition	1	-
	2	**10**
h) Other receivables		
Deferred tax assets (Note 10)	375	-
Credit on tax on minimum presumed income	55	41
Other tax credits	1	8
Certificates of tax credit	27	-
Prepaid expenses	8	19
Receivables from sale of Sky Argentina S.C.A.	5	10
Various	3	2
Subtotal	**474**	**80**
Allowance for other receivables	(5)	-
	469	**80**
CURRENT LIABILITIES		
i) Accounts payable		
Vendors	523	863
Capital leases (Note 11)	53	66
Companies Law No. 19550 Sect. 33 and related parties (Note 7.d)	27	76
	603	**1,005**
j) Compensation and social benefits payable		
Vacation, awards and social benefits	40	60
Termination benefits	18	20
Compensation fund	4	8
	[illegible]	[illegible]

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Consolidated balance sheets at June 30,	2002	2001
k) Taxes payable		
Tax on minimum presumed income	26	1
Income tax (net of payments)	-	42
VAT (net of payments)	27	43
Turnover tax	19	39
Tax on corporate indebtedness	1	6
Other taxes	24	41
	97	172
l) Other liabilities		
Contributions to social programs for Internet access and others	13	25
Repair funds	6	16
Various	5	8
	24	49
NON CURRENT LIABILITIES		
m) Accounts payable		
Vendors	-	4
Capital leases (Note 11)	6	37
	6	41
n) Compensation and social benefits payable		
Termination benefits	21	53
Compensation fund	11	27
	32	80
o) Other liabilities		
Retirement benefits	7	15
Various	6	14
	13	29

CONSOLIDATED STATEMENTS OF INCOME Periods ended June 30,	Income (expense) 2002	 2001
p) Net sales		
National and international telephone service	1,257	1,956
Cellular telephone service	523	830
Data transmission and Internet	195	282
Directories edition	2	31
Gross sales	1,977	3,099
Turnover tax	(63)	(108)
	1,914	2,991
q) Equity losses from related companies		
Amortization of goodwill of Soluciones, Micro Sistemas and Cable Insignia	(6)	(8)
Multibrand/ Latin American Nautilus/ Agroconnection/ Nahuelsat	(14)	(2)
	(20)	(10)
r) Financial and holding results		
Generated by assets		
Interest earned on short term investments	(33)	16
Interest earned on trade accounts receivable	30	45
Foreign currency exchange gains	683	4
Results from translation	(13)	-
Results on holding of national and provincial public bonds by collection	(55)	-
Losses on exposure to inflation	(2,018)	-
Other financial results	(53)	-
Total generated by assets	(1,459)	65
Generated by liabilities		
Interest on debt (*)	(449)	(301)
Capitalized interest and foreign currency exchange differences by debt on work in progress and intangible assets	167	51
Capitalized foreign currency exchange differences by debt	1,021	-
Results from swaps cancellation	(253)	-
Tax on corporate indebtedness	(4)	(10)
Foreign currency exchange losses	(5,900)	(6)
Gains on exposure to inflation	825	-
Other financial results	(49)	(16)
Total generated by liabilities	(4,642)	(282)
Total financial and holding results	(6,101)	(217)

(*) Includes (5) and (4), respectively, corresponding to the amortization of debt issue costs.

s) Other expenses, net		
Dismissal indemnities and termination benefits	(20)	(43)
Reserves for contingencies	(27)	(6)
Net income from sale of fixed assets and other income (expense), net	(28)	(2)
	(75)	(51)

CONSOLIDATED STATEMENTS OF INCOME	Income (expense)	
Periods ended June 30,	2002	2001
t) Unusual losses		
Tax on bank debits and credits	-	(10)

NOTE 6 – SUPPLEMENTARY CONSOLIDATED CASH FLOW INFORMATION

The Group uses the indirect method of reconciling net income to cash flows provided by operating activities.

Funds in excess of daily cash needs are invested in short term investments with maturities of less than three months and, as a result, such investments are not presented in the Consolidated statements of cash flows.

The composition of cash and cash equivalents is as follows:

At June 30,	2002	2001
Cash and banks	71	57
Short term investments	466	133
Total of cash and cash equivalents	**537**	**190**

At December 31,	2001	2000
Cash and banks	113	47
Short term investments	300	571
Total of cash and cash equivalents	**413**	**618**

Income tax payments are as follows:

Periods ended June 30,	2002	2001
Income tax paid	-	137

Changes in assets and liabilities by financial statements caption are as follows:

Decrease (increase) in assets		
National and provincial public bonds not considered as cash or cash equivalents	31	-
Trade accounts receivable	108	31
Other receivables	951	(45)
Inventories	(33)	112
Other assets	(3)	(10)
	1,054	**88**
Increase (decrease) in liabilities		
Accounts payable	(272)	(542)
Compensation and social benefits payable	(102)	(31)
Taxes payable	(307)	61
Other liabilities	(37)	(27)
Reserves	(72)	(10)
	(790)	**(549)**

- ***Principal non-cash transactions***

The principal non-cash transactions, which are not reflected in the Consolidated statements of cash flows, are as follows:

Fixed asset acquisitions financed by debt and accounts payable	13	131
Fixed asset acquisitions financed by capital leases	1	2
Inventory acquisitions financed by accounts payable	-	72
Capitalized interest on work in progress and intangible assets	44	51
Inventories leased without charge	14	20
Transactions with national and provincial public bonds		
Trade accounts receivable collections	427	-
Income tax payments	(23)	-
Other taxes payments	(213)	-
Accounts payable payments	(92)	-
	171	**276**

- ***Principal investing activities***

Fixed asset acquisitions include the following:

Debt repayment on fixed assets acquired in prior periods	**(156)**	**(231)**

Intangible asset acquisitions include the following:

System development costs	(9)	(29)
Usage rights	(1)	-
Exclusivity rights	(1)	(8)
PCS license	-	(164)
	(11)	**(201)**

Funds used and generated by **Investments not considered as cash or cash equivalents** are as follows:

Periods ended June 30,	**2002**	**2001**
Public bonds	-	(57)
Proceeds from sales of fixed assets	1	-
	1	**(57)**

- ***Principal financing activities***

The principal components of financing activities are:

Bank loans	3	910
Debt proceeds	**3**	**910**
Bank loans	(41)	(493)
Fixed asset acquisitions	-	(8)
Repayment of debt	**(41)**	**(501)**
Corporate bonds	(171)	(146)
Swap contracts collateral	(60)	(153)
Bank loans	(80)	(63)
Fixed asset and inventory acquisitions	(72)	(76)
Tax on corporate indebtedness	(1)	(14)
Payment of interest and related expenses	**(384)**	**(452)**

NOTE 7 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES AND PARTIES AND CONTROLLING COMPANY AS DEFINED UNDER LAW No. 19550 SECTION 33

a) Controlling company

Nortel, headquartered at Alicia Moreau de Justo 50, 11th floor, Ciudad Autónoma de Buenos Aires, holds 51% of the Company's Class "A" shares and 8.47% of the Company's Class "B" shares (representing 3.74168% of the Company's shares), which places it in control of the Company under Law No. 19550, Section 33. Ownership of Nortel is equally divided between the Operators.

b) Related parties

Related parties are those legal entities or individuals other than the controlling company or related companies defined under Law No. 19550, Section 33, and which are related to the Operators.

c) Management Contract

In accordance with point 3.1.3 of the Pliego, the Company entered into a management agreement with the Operators, approved by Decree No. 2332/90 as appendix of the Transfer Agreement. The Management Contract ("the Contract") would be automatically renewed as long as the Company continued to provide services during the exclusivity period.

Under this contract, the Operators committed to provide the Company with their experience, technology and operating skills in the area of public telecommunications services including, between other provisions, the selection and hiring of qualified management personnel.

In August 1999, the Board of Directors ratified a new five year Management Contract (effective since the expiration date of the previous contract) with terms and conditions substantially equivalent to the original contract, renewable for a subsequent five year period upon agreement by the parties.

In October 2001, considering the Argentine economic recession, the Operators granted the Company a temporary decrease of the fee set forth in Point 2.7 of the Contract ("Management Fee"), from 3% to 1.25%, without affecting neither the services to be provided by the Operators nor the clauses of the Contract. This decrease was effective during the period extending from October 1, 2001 to March 31, 2002.

Considering the seriousness and extension of the economical crisis of Argentina, the Board of Directors asked the Operators to suspend the accrual and payment of the Management Fee. This suspension will be effective from April 1, 2002 through the effectiveness of the public emergency set forth by Law No. 25561

The reply of the Operators was received on May 31, 2002, expressing their will of not being unaware of the Company's situation and their conformity to the provisional suspension – except for the provisions of the section referred to as "Management and Know – how" on highly qualified personnel to assist in the management - of the rights and obligations of the parties provided for in such section, which includes the suspension of the accrual and collection of the Management Fee from April 1, 2002 to December 31, 2002. The latter notwithstanding the special services required by the Company pursuant to what is specifically provided in the Contract.

France Cables et Radio S.A. and Telecom Italia SpA. (as the Operators - pursuant to Decree No 62/90, as amended and supplemented -) state that, given this complex and extremely serious situation, confirm their intention to provide Telecom with all the reasonable support and cooperation in order to help the Company overcome its present difficulties, exclusively recovering travelling and hotel expenses related to their involvement in these matters.

d) Balances with Law No. 19550, Sect. 33 related companies and parties:

Consolidated balance sheets at June 30,	2002	2001
NON CURRENT ASSETS		
Investments		
Multibrand (Exhibit C)	1	2
Total with related companies	**1**	**2**
CURRENT LIABILITIES		
Accounts payable		
Multibrand	1	-
Total with related companies	**1**	**-**
Telecom Italia S.p.A. Argentina branch	5	29
Telesoft S.p.A. Argentina branch	-	4
Teco Soft Argentina S.A.	5	-
Olivetti Argentina S.A.	1	-
France Cables et Radio Argentina branch	10	35
Tel 3 S.A.	1	4
Sofrecom Argentina S.A.	4	4
Total with related parties	**26**	**76**
Total	**27**	**76**

e) Transactions with Law No. 19550, Sect. 33 related companies and parties:

Periods ended June 30,	2002	2001
♦ Services received	Cost of services provided	
Multibrand	(1)	(2)
Subtotal related companies	**(1)**	**(2)**
Telecom Italia S.p.A. Argentina branch	(10)	(61)
Telesoft S.p.A. Argentina branch	(13)	(16)
Teco Soft Argentina S.A.	(1)	-
Olivetti Argentina S.A.	(1)	(2)
France Cables et Radio Argentina branch	(12)	(65)
Sofrecom Argentina S.A.	(4)	(8)
Tel 3 S.A.	(1)	(2)
Subtotal related parties	**(42)**	**(154)**
Total cost of services provided	**(43)**	**(156)**
♦ Goods purchased	Fixed assets and intangible assets	
Telesoft S.p.A. Argentina branch	5	25
Teco Soft Argentina S.A.	1	-
Pirelli Cables S.A.	1	-
Sofrecom Argentina S.A.	9	14
Tel3 S.A.	5	12
Total goods purchased to related parties	**21**	**51**

f) Information on companies of the Telecom Group

- **Merger with Internacional**

  Telintar, a company dissolved and then merged with Internacional, that was then merged into the Company as from October 1, 1999, presented to the DGI in April 1995 a claim for the refund of income and asset taxes of approximately $6 millions. As the DGI has yet to rule on the company's claim, the corresponding requested refund has not been recorded.

- **Merger with Telecom Internet**

  On November 6, 2001, the Boards of Directors of the Company and Telecom Internet entered into a Preliminary Agreement by which Telecom Internet (to be dissolved without liquidation) will be merged into the Company as from December 1, 2001, subject to the granting of the authorization of the Regulatory Authorities and the approval of the Shareholders' Meetings of both companies.

  On November 28, 2001, the SC has authorized Telecom Internet to transfer its register for rendering of Internet Access Service in favor of the Company. Consequently, according to the Preliminary Agreement mentioned above, the activities of both companies were integrated as from December 1, 2001.

  The Board of Directors of both companies approved the Preliminary Agreement and the corresponding financial statements and subjected them to the approval of the Shareholders' Meetings of Telecom Internet and the Company, held on April 22, 2002 and on April 24, 2002, respectively, that finally approved the merger.

  The Final Merger Agreement was registered at the Justice Department's Inspector General ("IGJ") on July 25, 2002.

- **Sale of shares of Agroconnection**

  On April 24, 2002, the Board of Directors approved the transfer of its interest in Agroconnection (21,428 Class "A" preferred shares) to the remaining shareholders of that company. The transfer price was agreed in $150,000, of which $1,000 will be paid in cash and the balance will be cancelled by way of a credit to advertise in the Agro Connection S.A. site. This operation was fulfilled on June 28, 2002.

- **Sale of interest in Intelsat Ltd.**

  On June 6, 2002, the Board of Directors approved the transfer of its interest in Intelsat Ltd. in the Initial Public Offering ("IPO") of its ordinary shares that this company intends to conduct at the NYSE and that must be completed by no later than December 31, 2002. It should only be transferred 200,432 ordinary shares of the whole interest of the Company (260,432 ordinary shares)

NOTE 8 – DEBT

Debt consists of the following:

Consolidated balance sheets at June 30,	2002	2001
Current		
Corporate bonds	5,963	292
Bank loans and others	2,549	878
Fixed asset acquisitions	2,799	460
Inventory acquisitions	582	133
	11,893	**1,763**
Non-current (*)		
Corporate bonds	-	2,708
Bank loans and others	-	743
Fixed asset acquisitions	-	1,148
Inventory acquisitions	-	254
	-	**4,853**
Total debt	**11,893**	**6,616**

(*) The increase in current debt is originated in the reclassification as a result of the event of default described in Note 14. Without considering this effect, total non-current debt was 6,407, of which 3,214 was Corporate bonds, 1,236 was Bank loans and others, 1,715 was Fixed assets acquisitions and 242 was Inventory acquisitions.

Corporate bonds of the Company

The Company issued various debt instruments under Corporate Bonds Law No. 23576. The following is a summary of the major characteristics of each outstanding issue:

Global program	Date of issue	Nominal value (in million)	Term, in years	Maturity date	Annual interest rate as a % (a)	Book value at June 30, 2002 (b)	Market value at June 30, 2002 (c)
B							
Series C	11.15.95	US$ 200	7	11.15.02	12.0000	479	153
Series E	5.5.97	US$ 100	8	5.5.05	(d) 5.2450	380	107
Series F	5.30.97	(f). Euro 207	10	5.30.07	8.8750	777	208
Series H	3.18.98	(f) Euro 207	10	3.18.08	(e) 4.97938	777	194
Series I	4.8.99	Euro 200	5	4.8.04	8.3750	753	301
Series K	7.1.99	Euro 250	3	7.1.02	7.2500	941	283
D							
Series 1	4.7.00	Euro 250	3	4.7.03	7.6250	941	330
Series 2	7.2.01	Euro 190	3	7.2.04	9.5000	715	251
Itl. = Italian Lira					**Capital plus premiums**	**5,763**	**1.827**
					Accrued payable interest	200	
						5,963	

(a) Stated coupon rate, without consideration of the effect of interest rate swaps entered into by the Company.
(b) Tax on corporate indebtedness is not included.
(c) If corresponds, includes quoted value and the "marked to market" of related foreign currency exchange and interest rate hedges.
(d) The series was issued at LIBOR plus 3.125%.
(e) 6 month LIBOR for Itl plus 1.5%.
(f) They were originally issued in Itl.

- ***Use of financing proceeds***

Series C was applied to restructure liabilities and working capital in Argentina. As a result of the repurchase of obligations in 1997 (US$72 millions) and retirement of obligations on November 15, 1999 (US$1,873,000), the principal balance outstanding is US$126,127,000.

Series E was applied to restructure liabilities.

Series F, H, I, K, 1 & 2 were used to restructure liabilities and for working capital in Argentina.

- ***Global debt programs***

❑ **Global program B**

The period for debt instruments permitted to be issued under this program ended August 10, 1999. At June 30, 2002 the Company has six series of bonds outstanding under this program.

❑ **Global programs C and D**

The Company has two programs for the issue and re-issue of corporate bonds not convertible into shares: one for short-term debt up to US$200 million ("C") and one for medium term debt up to US$1,500 million ("D"). At June 30, 2002 the Company has two series of bonds outstanding under program D.

- ***Characteristics of corporate bonds***

Shareholders granted the Board of Directors the authority to set the terms of debt instruments within each program: amount, interest rate, series price and currency denomination.

Debt instruments corresponding to corporate bonds and indebtedness programs have been assessed by two businesses which rate risk within Argentina.

Terms and conditions of corporate bonds establish certain commitments by the Company, in case that:

a) The Company permits certain liens on assets or revenues in order to offer security for certain debt obligations without offering equal coverage to corporate bonds outstanding.

b) The Company and its subsidiaries may merge or consolidate with any outside party, selling or otherwise disposing of assets which may be considered integral to the provision of telecommunication services.

Banks loans

- **Syndicated loans to Telecom**

Lead bank	Nominal value (in million)	Term, in years	Maturity date	Annual interest rate as a %	Debt amortization	Net book value at 6.30.02 (a)
Banc of America	US$ 135	3	9.28.03	LIBOR plus 1.625% (year 1) LIBOR plus 1.875% (year 2) LIBOR plus 2.125% (year 3)	At maturity. Pre-payment permitted.	519
						519

(a) Includes capital and interest

At June 30, 2002 LIBOR was 2.36%. In addition, the Group is indebted under bank loans for 2,030 (capital, interest and exchange rate differences), bearing an average annual rate of 6.48%, of which 1,068 belong to the Company.

Fixed asset acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 5.02%. Some of the more pertinent are:

- **Ceded by ENTel to Telecom**

L'Instituto Centrale Per Il Credito a Medio Termine ("Mediocredito Centrale") granted the Argentine government a loan credit of approximately Euro 103 millions to finance a project for the digitalization of the Argentine telephone network.

The Argentine government ceded to the Company rights to this loan credit for approximately Euro 50 millions. Reimbursement of the capital used will be made in thirty semi-annual, equal installments bearing an annual interest rate of 1.75%. The Argentine government continues to be the debtor obligated to repay the Mediocredito Centrale. The Company is obligated to comply with the loan credit's terms and, should it fail to make defined loan installment payments, has authorized the Argentine government to settle such debts with amounts owed the Company for telecommunication services rendered to the government after the date of non-compliance. At June 30, 2002 the balance owed is 146, which approximates Euro 39 millions.

- **Japan Bank loan to Telecom**

On June 29, 1998, the Company signed a loan agreement with Japan Bank for International Cooperation under which it borrowed Yen 11,652 millions on September 9, 1998 with repayment due on June 15, 2010. At June 30, 2002 the balance owed is 371.

Inventory acquisitions

Loans received from banks and other financial institutions for varying amounts and maturity dates bear an average annual interest rate of 4.79%.

Derivative financial instruments

Under Argentine GAAP, there are no particular accounting and reporting standards for derivative financial instruments. Therefore, the Group records these instruments in accordance with the conditions that arise from the related agreements, recognizing their effects in earnings in accordance with Note 4.2.i. The valuation criterion adopted by the Company was consistent with that accepted under U.S.GAAP until September 30, 2000.

However, SFAS 133 and 138 "Accounting for derivative instruments and hedging activities" were effective for fiscal years beginning after June 15, 2000 in the United States of America. In accordance with these statements the derivative financial instruments should be designated as:

1. Cash flow hedges: if the hedged risk corresponds to the fluctuations in cash flows.
2. Fair Value Hedges: if the hedged risk corresponds to the fluctuations in fair value of an associated asset or liability.

As described in Note 4.1.e, Telecom Group had entered into foreign currency swap and interest rate swaps to hedge the different risks exposed in relation to its debts. However, in connection with its decision to suspend the payments on its financial debts described in Note 14, Telecom Argentina initiated discussions with its counterparts to mutually unwind and terminate its interest rate and currency swap obligations, as payments under such hedges were not consistent with the decision to suspend the payments on its financial debt obligations. In addition, as the Argentine peso is no longer pegged to the U.S. dollar, such hedges no longer served their intended purpose.

As a consequence, during the second quarter of fiscal year 2002, Telecom Group mutually agreed with its swap counterparts to unwind all interest rate and currency swap agreements. The unwinding of these swap arrangements was carried out at its fair value and generated losses of approximately $253 millions before income tax which were recognized in Results from swaps cancellation within Financial and holdings results in the Consolidated statements of income and an increase of Telecom Group's financial debt position by US$75 millions. No cash payments were made to the swap counterparts in connection with the termination of the swap agreements.

NOTE 9 - CAPITAL STOCK

The Company's shares are publicly quoted and traded on the BCBA and the NYSE. Only Class "B" shares are effectively traded, as Nortel owns all Class "A" shares and Class "C" shares are dedicated to the PPP.

Class "B" shares began trading on the BCBA on March 30, 1992 and on the NYSE, under the symbol TEO, on December 9, 1994 in the form of American Depositary Receipts ("ADR" or "ADS") upon SEC approval of the Exchange Offer. Under provisions of the Exchange Offer, holders of the Company's ADRs which are restricted under Rule 144-A and holders of Global Depositary Receipts issued under Regulation S were permitted to exchange them for unrestricted ADR, equivalent to 5 Class "B" shares. As from July 15, 1997 Class "B" shares are traded through the International Quotation System of the Mexican Stock Exchange.

Month end market quotations on the BCBA have been as follows:

Month	1998	1999	2000	2001	2002
	Price per share (in Argentine pesos as of each date)				
January	6.28	4.80	7.41	4.48	2.68
February	7.35	5.39	8.37	3.25	2.34
March	7.18	5.44	6.94	3.13	1.79
April	7.20	6.85	5.55	3.15	1.15
May	6.20	5.69	4.94	3.14	0.74
June	5.90	5.50	5.52	3.09	0.60
July	6.82	5.39	5.12	1.97	0.68
August	4.50	5.63	4.70	1.97	
September	5.92	5.42	4.35	1.71	
October	6.50	5.50	3.54	1.25	
November	6.05	5.85	2.96	1.26	
December	5.62	6.88	3.04	1.81	

- **Share ownership program**

The PPP, established by the Argentine government, included 10% of the Company's shares, representing the Class "C" shares transferred to the former employees of ENTel by the government in December 1992. These shares were pledged to guarantee the balance of the sales price owed by the Company's shareholders to the Argentine government. Prepayment of the balance owed was approved by Decree No. 1623/99 and made by the PPP in March 2000, thereby releasing the pledge.

Shares held by the Guaranty and Repurchase Fund (the "Fund") of the PPP were restricted from sale until an injunction is released. Once the injunction is lifted, the Fund may sell an amount of shares necessary to cancel the debt owed to former employees participating in the PPP. Shares then remaining in the Fund will be distributed in accordance with the decision of the majority of employees at a special meeting convened in accordance with Decree No. 584/93 Section 15.

The Shareholders' Meeting of March 14, 2000 approved the conversion of 52,505,360 Class "C" shares affected to the PPP into Class "B" shares to facilitate their sale. In May 2000 participating PPP shareholders sold 50,663,377 shares nationally and internationally as approved by the CNV and as registered with the SEC. As of June 30, 2001 52,415,411 Class "C" shares have been converted into Class "B" shares.

- **Suspension of the listing of securities**

Section 42 incise d) of the Rules to List in the BCBA provides that the Stock Exchange shall suspend the listing of securities in the case the financial statements show negative retained earnings amounting to the total shareholders' equity. However, on May 30, 2002, the BCBA resolved not to suspend the listing of securities in the case of companies under this condition as a consequence of the devaluation resulting from Law No 25561 and that condition arose from their financial statements or from the information provided by them.

- **Transfer of Telecom's listed share and Corporate bonds to a reduced trading panel**

As a consequence of the negative retained earnings shown in the Consolidated financial statements as of March 31, 2002, because of the serious economic situation described in Note 3, the BCBA resolved to trade Telecom's listed shares in a reduced trading panel, according to the provisions of Section 38 incises b) and c) of the Rules to List in the BCBA. It has also been transferred to a reduced trading panel the trading of the Company's Corporate bonds, according to the provisions of Section 39 incises a) and c) of the above mentioned Rules.

NOTE 10 – INCOME TAX: ADOPTION OF THE DEFERRAL METHOD

- ***Income tax***

The composition of the income tax recorded in the consolidated statement of income is the following:

Periods ended June 30,	2002	2001
Current tax (expense) benefit	-	(133)
Deferred income tax (expense) benefit	1,117	67
Restatement in constant pesos	1,010	-
Total	**2,127**	**(66)**

- ***Deferred income tax***

As from October 1, 2000, the Company and its subsidiaries have accounted for income taxes under the deferral method according to the FACPCE RT 10.

Deferred income tax provision at each period-end has been determined based upon the temporary differences between the financial and tax bases of assets and liabilities. Deferred tax assets arise largely from asset realization allowances not deductible for tax purposes, from tax loss carryforwards and from tax basis of foreign currency exchange differences generated by debts in foreign currency. Deferred tax liabilities principally arise from differences in fixed and intangible assets valuation as compared to the tax basis of such assets, substantially due to differences in depreciation and the tax treatment of capitalized interest and the accounting for inflation in those captions.

Under U.S.GAAP, SFAS 109 uses the liability method of accounting. Under this method, deferred income taxes are established for all temporary differences, recognizing their variations in Income tax in the consolidated statement of income. In these aspects, SFAS 109 is substantially consistent with FACPCE RT 10 and with IAS 12.

The following summarizes the composition of the deferred income taxes:

Consolidated balance sheets at June 30,	2002	2001
Net current deferred tax assets (liabilities)		
Allowance for doubtful accounts receivable	87	108
Capital leases	8	23
Reserves	2	6
Income tax loss carryforward, net of allowance	560	2
Fixed assets	(14)	(35)
Intangible assets	(29)	(6)
Capitalized financial results on fixed and intangible assets, net of depreciation	(25)	(18)
Others	15	10
Total net current deferred tax assets	**604**	**90**
Net non current deferred tax assets (liabilities)		
Capital leases	-	14
Reserves	29	37
Retirement benefits	3	6
Income tax loss carryforward, net of allowance	43	55
Fixed assets	(1,469)	(335)
Intangible assets	(36)	(31)
Capitalized financial results on fixed and intangible assets, net of depreciation	(473)	(162)
Foreign currency exchange differences originated in the devaluation of the peso	2,266	-
Others	12	17
Total net non current deferred tax assets (liabilities)	**375**	**(399)**
Total net deferred tax assets (liabilities)	**979**	**(309)**

The detail and the expiration date of tax credit carryforwards and the corresponding valuation allowance at June 30, 2002 is as follows:

Expiration date	The Company	Publicom	Personal	Núcleo	Consolidated
2002	-	-	1	19	20
2004	-	-	-	10	10
2005	-	-	2	-	2
2006	-	1	20	15	36
2007	472	2	108	-	582
Subtotal	**472**	**3**	**131**	**44**	**650**
Valuation allowance	-	-	(3)	(44)	(47)
Total	**472**	**3**	**128**	**-**	**603**

NOTE 11 – CAPITAL LEASES

At June 30, 2002 the Group holds capital leases in the amount of 59, of which 44 belongs to the Company. A summary by major class of fixed assets covered by capital leases at June 30, 2002 is as follows:

	Book value	Lease terms	Amortization period
Computer equipment	192	2 to 4 years	3, 5 and 6 years
Vehicles	15	3 years	5 years
Transmission equipment	38	5 years	10 years
Original value	**245**		
Accumulated depreciation	(127)		
Net value	**118**		

At June 30, 2002 lease obligations mature annually as follow:

	Current		Non current
At June 30, 2003	55	At June 30, 2004	6
Unearned interest	(2)		**6**
	53		

NOTE 12 - COMMITMENTS AND CONTINGENCIES

- **Purchase commitments**

At June 30, 2002, the Group had entered into purchase contracts with domestic and foreign vendors totaling 168 for: switching and PCS network transmission equipment, construction of network, the repair and/or installation of public telephones, infrastructure works and other services. In general, the contracts have been or are expected to be financed, directly or indirectly, by domestic and foreign vendors.

- **Contingencies**

In the normal course of operations, the Company is involved in various legal, fiscal and regulatory proceedings. Such operations are influenced by the development of the legal and regulatory framework of the Argentine telecommunications market.

Some of these proceedings relate to claims of former employees of ENTel, who claim the Company together with ENTel are jointly responsible for various labor claims arising prior to the Company's assumption of operations. In the Transfer Agreement, ENTel and the Argentine government have expressly assumed the obligation to compensate the Company regarding any costs it might experience as a result of such labor claims. Under the Debt Consolidation Law, ENTel and the Argentine government may discharge their above-described obligations to the Company by the issuance of bonds to the Company. At June 30, 2002 pending amounts claimed in legal proceedings total 13.

In November 1995 the Company, Telefónica, Telintar and the Argentine government were served notice of a complaint by a consumer group, "Consumidores Libres Cooperativa Limitada de Provisión de Servicios Communitarios". The suit, entered before the National Court of Federal Administrative Disputes No 7, seeks to declare null and void all regulations and rate agreements since the Transfer Agreement, in order to reduce SBT rates charged by licensees, so that licensees realize a rate of return of not more than 16% annually on fixed assets as described in Point 12.3.2 of the List of Conditions. Additionally, the claim requested return of amounts earned in excess of this rate of return. The Court of Appeals rejected some claims and deferred decisions on others until a formal decision is made, being in an evidentiary phase currently.

Court Room No. 4 of the Court of Appeals, has issued a preliminary injunction ordering the Government and the joint defendant companies, in which Telecom is included, not to carry out the tariffs changes established by section 2 of the agreements approved by Decree No. 2585/91 until a final resolution is issued in the case. This preliminary injunction affects the current tariff regime in Argentina because it suspends the abilities of the telecom companies to increase the tariffs charged based upon the IPC in the USA, one of the terms of the Price Cap formula included in the section 2 of the above mentioned agreement. On October 15, 2001, the Company was served notice about this preliminary injunction and has filed an extraordinary motion before the Argentine Supreme Court of Justice.

In addition, the recent enactment of Law No. 25561 has adopted an analogous decision by suspending US dollars or foreign currency adjustments clauses adopted under public contracts executed by the National Government, including works and public services.

Although the outcome of the above mentioned contingencies may not be predicted with certainty, the management of the Company and its legal counsel believe that the resolution of such matters will not have a material adverse impact on either Company operations or financial position.

NOTE 13 – RENEGOTIATION OF CONTRACTS WITH THE PUBLIC ADMINISTRATION

From the enactment of Law No. 25561, US dollars or foreign currency adjustments clauses and indexation clauses based on foreign price indexes, as well as any other indexing mechanism adopted under public contracts executed by the National Government, including works and public services, have been suspended. The applicable prices and tariffs to that date have been converted into pesos at the exchange rate of $1 to US$1.

Moreover, the National Government is entitled to renegotiate such contracts under the following criteria:

- ✓ the impact of the tariffs upon the competitiveness of the economy and the income distribution;
- ✓ the quality of the services and plans of investments, if they are contractually foreseen;
- ✓ the client's interests and the possibility to access of the services;
- ✓ the security of the systems;
- ✓ the profitability of the business.

Decree No. 293/2002 entitled the Ministry of Economy and Infrastructure to renegotiate all these contracts and created the Contracts Renegotiation Commission to give the Ministry the proper counsel. The mentioned decree stated that the public services contracts subject to the renegotiations include the telecommunication area of basic telephone, which is the service rendered by Telecom Argentina.

Then, Decree No. 370/2002 set forth the constitution of such Commission and Resolution No. 20/2002 of the Ministry of Economy approved the Rules for the Renegotiation of Works and Public Services Contracts, including the list of the contracts affected by these rules. The proposals of renegotiations should be filed with the National Government within a term of 120 days from March 1, 2002.

In order to comply with said renegotiation procedure, the Company duly filed with the Contracts Renegotiation Committee information on the impact caused by the economic emergency on its financial position, more specifically on income and the pre-existing mechanisms to adjust tariffs, on operating costs, on indebtedness, on payment commitments with the National Government and on future and on going investments. In addition, Telecom filed economic-financial information for the last three fiscal years and projected information for the years 2002 and 2003.

Resolution No. 38/2002 of the Ministry of Economy establishes that the Public Administration Bodies should not modify, directly or indirectly, the prices and tariffs of the public services in the meantime of the renegotiation.

NOTE 14 – SUSPENSION OF PAYMENTS OF FINANCIAL DEBT OF THE TELECOM GROUP

As a consequence of the devaluation and the volatility of the Argentine peso, the conversion into pesos of the Company's tariffs and the macroeconomic and regulatory uncertainties explained in Note 3, the Board of Directors, on their meetings held on March 27, 2002 and June 24, 2002, resolved the suspension of principal and interest payments of all its financial debt and its controlled companies' financial debt in Argentina. Notwithstanding this, the Company will continue meeting its obligations related to commercial activity in the ordinary course of business.

As a result of these decisions, as of June 30, 2002, the Telecom Group had principal debt due for US$208 millions, Euro 2 millions and Yen 6 millions, and interest debt due for US$3 millions. At the date of issuance of these consolidated financial statements, the Telecom Group has principal debt due for US$249 millions, Euro 250 millions and $104 millions and interest debt due for US$9 millions, Euro 36 millions and Yen 32 millions.

The executed loan agreements and the agreements related to the issuance of Corporate bonds include clauses providing for various events of default which are summed up as follows:

- Failure to pay principal or interest of the pertinent loan at maturity;
- Failure to pay principal or interest of any other debt contracted either by Telecom or any of its material subsidiaries that equals or exceeds an aggregate of US$20 millions;
- Telecom's written admission of its inability to meet the commitments at maturity;
- Any final judgement providing for the payment of an aggregate equal or exceeding US$20 millions;
- Telecom's or its material subsidiaries' voluntary filing for bankruptcy proceedings or voluntary petition for reorganization proceedings or creditors meeting or a court or out of court plan of reorganization.

Under the terms of most loan agreements and the agreements related to the issuance of Corporate bonds executed, the occurrence of any of the above mentioned events entitles grantors (whether banks or holders), their agents or trustees, to consider as due and payable the total principal disbursed and interest accrued pending at the date of such event. The parties, their agents or trustees, may elect to exercise this right.

In the case of any event of default, most of the agreements also provide for economic penalties payable through interest additional to the ordinary loan interest. The additional interest varies between an annual average of 2 and 5 %.

At the date of issuance of these consolidated financial statements, some creditors have exercised their rights to accelerate the maturity of their debts by approximately US$22 millions.

The Board of Directors has taken and will continue to take the pertinent measures to preserve the Company's value and maximize the cash flow. Telecom is working with its financial advisors to develop a comprehensive restructuring plan of all its financial debt to propose in due time to its creditors.

Valuation and disclosure of debt as of June 30, 2002

Argentine GAAP does not provide for specific rules on disclosure of current and non current liabilities for the above described situation.

In valuation matters, the Company has not accrued additional costs for economic penalties as of June 30, 2002, waiting for the results of the debt restructuring process.

In disclosure matters, the Company disclosed its debt at March 31, 2002, considering the original maturities because it had been announced the above mentioned debt restructuring process and no creditor had exercised his right of acceleration of maturities.

As some creditors have exercised these rights, as of June 30, 2002, the management of the Company has decided to reclassify $6,407 millions of non current debt to current debt. This was done considering the enforceability of liabilities by creditors notwithstanding the fact that they have not been realized. In this way, there are no disclosure differences between the Company's accounting policies and U.S.GAAP (SFAS 78).

NOTE 15 – CAUSES OF MANDATORY REDUCTION OF CAPITAL STOCK

Due to the economic-financial situation described in Note 3, the Company have significantly reduced its shareholders' equity at period-end as a consequence of the losses reported in the quarter that have absorbed the totality of reserves and more than fifty per cent of the capital stock.

The future evolution of the Company's shareholders' equity, that as of June 30, 2002 amounts to $539 millions, depends to a great extent on the development of the economic-financial crisis described in Note 3 and, in particular,: (a) on the fluctuation of the U.S. dollar exchange rate given its impact in the Group's liabilities valuation (92% of the consolidated liabilities as of June 30, 2002 is in foreign currency), (b) on the results of the renegotiation of contracts process described in Note 13 due to the effect generated by the devaluation and the "pesification" of Telecom's tariffs on the Group's operating results and Telecom's capacity to generate enough cash flows to face its financial obligations in the current maturity dates.

If the condition described in the first paragraph should continue at the date of issuance of the annual financial statements for the 14th fiscal year, the Company would have to adopt the provisions of section 206, last paragraph of the Argentine Corporation Law referring to the mandatory reduction of capital stock.

However, the National Government through Decree No. 1269/02, has suspended the application of sections 206 and 94, incise 5 of the Argentine Corporation Law until December 10, 2003. Section 94 incise 5 sets forth as a cause of dissolution of a company the loss of capital stock. This situation arises when the Company reports a negative shareholders' equity.

NOTE 16 – CONSOLIDATED INFORMATION BY BUSINESS SEGMENT

Telecommunications services are provided through the distribution of operating activities among various Telecom Group companies. For a better understanding of the distinct activities performed by Telecom Group companies, the management of the Company provides consolidated information by business segment.

In presenting segment information, the Company takes into consideration income and expenses of the individual entities, prior to elimination of intercompany transactions.

As a consequence of the corporate reorganizations performed by Telecom, voice and data transmission services and Internet are currently rendered by the Company. The allocation of income and direct costs to fixed national basic telephone service, international telephone service, data transmission service and Internet is made using the information systems of the Company.

As referred to in Note 10, the Company and its subsidiaries have adopted the deferral method to account for the income tax as from October 1, 2000. Consequently they adopted the provisions of SFAS 109.

Financial expenses related to the acquisition of shares in subsidiaries and subsequent capital contributions have been allocated to fixed national basic telephone service.

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

dated statement of income by business segment for the six month period ended June 30, 2002

	Voice and data services							
	National basic telephone service	Int'l telephone service	Data transmission	Subtotal	Internet	Cellular telephone service	Directories edition	Total by business segment
	1,141	78	155	1,374	34	505	1	1,914
cial benefits	(213)	(11)	(24)	(248)	(4)	(51)	(8)	(311)
supplies	(65)	(2)	(2)	(69)	(1)	(16)	-	(86)
xense	(94)	(7)	(1)	(102)	(1)	(35)	(6)	(144)
on costs	(72)	-	-	(72)	-	-	-	(72)
iits	-	(3)	(9)	(12)	(1)	(9)	-	(22)
nsel services	(13)	-	-	(13)	-	(1)	-	(14)
or services	(30)	(2)	(3)	(35)	(1)	(6)	(2)	(44)
fees	(19)	-	-	(19)	-	-	-	(19)
	(8)	-	-	(8)	(1)	(8)	-	(17)
lar handsets	-	-	-	-	-	(8)	-	(8)
issions	(1)	-	-	(1)	(1)	(10)	-	(12)
	(125)	(8)	(10)	(143)	(3)	(109)	(2)	(257)
	501	45	106	652	21	252	(17)	908
of fixed assets	(648)	(15)	(44)	(707)	(2)	(178)	(1)	(888)
ı of intangible assets	(28)	-	-	(28)	-	(31)	-	(59)
rofit (loss)	(175)	30	62	(83)	19	43	(18)	(39)
from related companies	(7)	-	(6)	(13)	-	-	(7)	(20)
l holding results	(4,776)	-	(1)	(4,777)	-	(1,296)	(28)	(6,101)
ies, net	(37)	-	-	(37)	-	(28)	(10)	(75)
(loss) before income tax and minority interest	(4,995)	30	55	(4,910)	19	(1,281)	(63)	(6,235)
	1,672	(6)	(21)	1,645	(7)	477	12	2,127
erest	-	-	-	-	-	11	-	11
(loss)	(3,323)	24	34	(3,265)	12	(793)	(51)	(4,097)
ıder U.S.GAAP								
	465	45	106	616	21	244	(20)	861
ofit (loss)	(211)	30	62	(119)	19	35	(21)	(86)
margins (%)								
	43.9	57.7	68.4	47.5	61.8	49.9	(1.700.0)	47.4
nargin	(15.3)	38.5	40.0	(6.0)	55.9	8.5	(1.800.0)	(2.0)
it (loss)/Net sales	(437.8)	38.5	35.5	(357.4)	55.9	(253.7)	(6.300.0)	(325.8)
: (loss)/Net sales	(291.2)	30.8	21.9	(237.6)	35.3	(157.0)	(5.100.0)	(214.1)
ıargin under U.S.GAAP	40.8	57.7	68.4	44.8	61.8	48.3	(2.000.0)	45.0
nargin under U.S.GAAP	(18.5)	38.5	40.0	(8.7)	55.9	6.9	(2.100.0)	(4.5)
rating profit (loss)/total assets at beginning of fiscal year) (on an basis)	(7.6)	35.5	44.1	(3.3)	181.0	5.7	(50.7)	(1.2)
income (loss)/Shareholders' equity less net income (loss)) (on an basis)	-	-	-	-	-	-	-	(176.7)
of fixed assets (Exhibit A)	7,191	245	454	7,890	24	1,914	10	9,838
of intangible assets (Exhibit B)	165	24	3	192	2	687	4	885
in fixed assets (Exhibit A)	130	-	-	130	1	37	1	169
in intangible assets (Exhibit B)	-	1	-	1	-	12	-	13
depreciation (Exhibit A)	(580)	(15)	(44)	(639)	(2)	(167)	(1)	(809)
ssets amortization (Exhibit B)	(32)	-	(6)	(38)	-	(32)	-	(70)

lidated statement of income by business segment for the six month period ended June 30, 2001

	Voice and data services							
	National basic telephone service	Int'l telephone service	Data transmission	Subtotal	Internet	Cellular telephone service	Directories edition	Total by business segment
	1,769	123	235	2,127	37	798	29	2,991
social benefits	(329)	(16)	(33)	(378)	(12)	(84)	(41)	(515)
nd supplies	(111)	(6)	(12)	(129)	(2)	(16)	(6)	(153)
xpense	(117)	(8)	-	(125)	-	(53)	(2)	(180)
ction costs	(90)	(2)	-	(92)	-	-	-	(92)
rcuits	-	-	(15)	(15)	(2)	(16)	-	(33)
unsel services	(14)	-	-	(14)	-	-	-	(14)
t for services	(54)	(4)	(4)	(62)	-	(14)	(10)	(86)
nt fees	(121)	-	-	(121)	-	-	-	(121)
s	(45)	(1)	(2)	(48)	(12)	(18)	(2)	(80)
lular handsets	-	-	-	-	-	(51)	-	(51)
missions	(14)	-	-	(14)	(4)	(39)	-	(57)
	(144)	(17)	(17)	(178)	(5)	(187)	(1)	(371)
	730	69	152	951	-	320	(33)	1,238
on of fixed assets	(516)	(16)	(27)	(559)	(2)	(178)	(2)	(741)
on of intangible assets	(29)	(2)	-	(31)	-	(32)	-	(63)
profit (loss)	185	51	125	361	(2)	110	(35)	434
es from related companies	(2)	-	(8)	(10)	-	-	-	(10)
nd holding results	(147)	-	-	(147)	-	(70)	-	(217)
nses, net	(39)	-	-	(39)	(2)	(6)	(4)	(51)
sses	(8)	-	-	(8)	-	(2)	-	(10)
e (loss) before income tax and minority interest	(11)	51	117	157	(4)	32	(39)	146
	(4)	(18)	(41)	(63)	2	(19)	14	(66)
e (loss)	(15)	33	76	94	(2)	13	(25)	80
under U.S.GAAP								
	687	69	152	908	(2)	318	(35)	1,189
profit (loss)	142	51	125	318	(4)	108	(37)	385
y margins (%)								
	41.3	56.1	64.7	44.7	-	40.1	(113.8)	41.4
; margin	10.5	41.5	53.2	17.0	(5.4)	14.2	(120.7)	14.5
fit (loss)/Net sales	(0.6)	41.5	49.8	7.4	(10.8)	4.4	(134.5)	4.9
ne (loss)/Net sales	(0.8)	26.8	32.3	4.4	(5.4)	2.0	(86.2)	2.7
margin under U.S.GAAP	38.8	56.1	64.7	42.7	(5.3)	39.9	(120.5)	39.8
; margin under U.S.GAAP	8.0	41.5	53.2	14.9	(10.7)	13.9	(127.4)	12.9
erating profit (loss)/total assets at beginning of fiscal year) (on an l basis)	3.7	26.4	60.5	6.7	(12.9)	7.2	(55.1)	6.2
income (loss)/Shareholders' equity less net income (loss)) (on an l basis)	-	-	-	-	-	-	-	3.5
e of fixed assets (Exhibit A)	7,351	276	446	8,073	22	1,727	12	9,834
e of intangible assets (Exhibit B)	229	25	10	264	2	694	4	964
t in fixed assets (Exhibit A)	305	6	4	315	4	195	4	518
t in intangible assets (Exhibit B)	4	-	-	4	2	25	-	31
s depreciation (Exhibit A)	(516)	(16)	(27)	(559)	(2)	(178)	(2)	(741)
assets amortization (Exhibit B)	(33)	(2)	(8)	(43)	-	(32)	-	(75)

Consolidated statements of cash flows by business segment

Six month period ended June 30, 2002	Voice and data services	Internet	Cellular telephone service	Directories edition	Total by business segment
Cash flows provided by operating activities	**637**	10	164	-	811
Investing activities					
Fixed assets and intangible assets acquisitions	(173)	(1)	(91)	(1)	**(266)**
Other investments not considered as cash or cash equivalents	11	-	(10)	-	**1**
Total cash flows used for investing activities	**(162)**	**(1)**	**(101)**	**(1)**	**(265)**
Financing activities					
Proceeds and repayments of debt, net	(3)	-	(35)	-	**(38)**
Payment of interest and related expenses	(318)	-	(66)	-	**(384)**
Cash and cash equivalents transfer between business segments	(67)	(9)	76	-	-
Total cash flows provided by (used for) financing activities	**(388)**	**(9)**	**(25)**	**-**	**(422)**
Increase in cash and cash equivalents	87	-	38	(2)	124
Cash and cash equivalents at the beginning of year	343	-	67	3	413
Cash and cash equivalents at period end	430	-	105	1	537

Six month period ended June 30, 2001	Voice and data services	Internet	Cellular telephone service	Directories edition	Total by business segment
Cash flows provided by (used for) operating activities	**814**	**(14)**	**37**	**(2)**	**835**
Investing activities					
Fixed asset and intangible asset acquisitions	(359)	(6)	(377)	(4)	**(746)**
Other investments not considered as cash or cash equivalents	(57)	-	-	-	**(57)**
Total cash flows used for investing activities	**(416)**	**(6)**	**(377)**	**(4)**	**(803)**
Financing activities					
Proceeds and repayments of debt, net	135	-	268	6	**409**
Payment of interest and related expenses	(401)	-	(51)	-	**(452)**
Dividends paid	(417)	-	-	-	**(417)**
Cash and cash equivalents transfer between business segments	(152)	25	127	-	-
Total cash flows provided by (used for) financing activities	**(835)**	**25**	**344**	**6**	**(460)**
Increase (decrease) in cash and cash equivalents	(437)	5	4	-	**(428)**
Cash and cash equivalents at the beginning of year	612	-	6	-	**618**
Cash and cash equivalents at period end	175	5	10	-	190

NOTE 17 – CONSOLIDATED QUARTERLY INFORMATION (unaudited)

Quarter ended	Net sales	EBITDA	Operating profit	Net income before income tax and minority interest	Net income
Year 2002:					
March 31,	1,147	556	70	(4,699)	(3,261)
June 30,	767	352	(109)	(1,536)	(836)
	1,914	**908**	**(39)**	**(6,235)**	**(4,097)**
Year 2001:					
March 31,	1,518	618	223	98	61
June 30,	1,473	620	211	48	19
September 30,	1,534	665	254	82	45
December 31,	1,440	526	117	(37)	(33)
	5,965	**2,429**	**805**	191	92

NOTE 18 – UNCONSOLIDATED INFORMATION

The following is a summary of financial unconsolidated information of the Company:

- ***Balance sheets***

At June 30,	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and banks	61	45
Investments	466	186
Trade accounts receivable	438	1,015
Other receivables	626	364
Total current assets	**1,591**	**1,610**
NON-CURRENT ASSETS		
Trade accounts receivable	1	10
Other receivables	201	4
Investments	632	1,240
Fixed assets	7,913	8,073
Intangible assets	194	264
Total non-current assets	**8,941**	**9,591**
Total assets	**10,532**	**11,201**

At June 30,	2002	2001
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	441	751
Debt	9,292	1,027
Compensation and social benefits payable	54	65
Taxes payable	69	127
Other liabilities	22	47
Reserves	4	14
Total current liabilities	**9,882**	**2,031**
NON-CURRENT LIABILITIES		
Accounts payable	6	25
Debt	-	3,946
Compensation and social benefits payable	32	78
Taxes payable	-	393
Other liabilities	13	28
Reserves	60	76
Total non-current liabilities	**111**	**4,546**
Total liabilities	**9,993**	**6,577**
SHAREHOLDERS' EQUITY	**539**	**4,624**
Total liabilities and Shareholders' equity	**10,532**	**11,201**

- ***Statements of income***

Periods ended June 30,	2002	2001
Net sales	1,466	2,252
Cost of services provided	(993)	(1,147)
Gross profit	**473**	**1,105**
Administrative expenses	(83)	(135)
Sales expenses	(386)	(536)
Operating profit	**4**	**434**
Equity losses from related companies	(920)	(70)
Financial and holding results	(4,757)	(147)
Other expense, net	(37)	(39)
Unusual losses	-	(8)
Net income (loss) before income tax	**(5,710)**	**170**
Income tax	1,613	(90)
Net income (loss)	**(4,097)**	**80**

- ***Statements of cash flows***

Periods ended June 30,	2002	2001
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	**646**	**818**
CASH FLOWS PROVIDED BY (USED FOR) INVESTING ACTIVITIES		
Non current investments and related intangible assets acquisitions	-	(152)
Fixed asset acquisitions	(172)	(350)
Intangible asset acquisitions	(2)	(10)
Other investments not considered as cash or cash equivalents	(65)	(57)
Total cash flows used for investing activities	**(239)**	**(569)**
CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES		
Debt proceeds	-	145
Repayment of debt	(3)	(10)
Payment of interest and related expenses	(318)	(401)
Dividends paid	-	(417)
Total cash flows used for financing activities	**(321)**	**(683)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**86**	**(434)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	**343**	**612**
CASH AND CASH EQUIVALENTS AT PERIOD END	**429**	**178**

NOTE 19 - DIFFERENCES BETWEEN ARGENTINE AND U.S.GAAP

To facilitate the use of financial information by both local and foreign investors, the Company has included in these consolidated financial statements, as additional information, a summary of the principal differences between Argentine and U.S.GAAP. In addition, in recent years and to the extent permitted by GAAP, the Company has attempted to reduce the differences of criteria in order to facilitate the analysis of its financial results by both local and foreign investors.

However, the remaining differences between Argentine and U.S.GAAP are grouped as follows:

1. Differences related to measurement unit

- ***Restatement of Financial Statements for Wholesale Price Index changes***

As described in Note 4.1.d, the accompanying financial statements have been prepared in millions of Argentine pesos of constant currency, recognizing the inflation effects. However, in general, U.S.GAAP does not allow for the restatement of financial statements in units of constant currency.

Under U.S.GAAP, account balances and transactions are stated in units of currency of the period in which the transactions were originated. This accounting criterion is known as the historical-cost-based method. U.S.GAAP only allows for the restatement of financial statements for Wholesale Price Index changes in countries with highly inflationary economies.

Due to the Argentine economy has experienced periods of significant inflation and currently, is considered as highly inflationary economy, the reconciliation of Argentine GAAP to U.S.GAAP of net income and shareholders' equity does not take into account the revaluation to pesos of constant currency as a reconciling item.

2. Differences related to the disclosure criteria

- ***Other expenses, net in the Consolidated statements of income***

Under U.S.GAAP the following items included in the financial statement caption "Other expenses, net" would have been reclassified as a deduction from Operating profit:

Periods ended June 30,	2002	2001
	Income (expense)	
Termination benefits	(20)	(43)
Reserves for contingencies	(27)	(6)
Total	**(47)**	**(49)**

- ***Reclassification of Deferred tax assets and liabilities in the Consolidated balance sheets***

The Company has classified its deferred tax balances as current or non current, considering the moment that the temporary differences will be realized and the expected moment that deferred tax assets related to carryforwards will be used. However, under U.S.GAAP, deferred tax assets and liabilities shall be classified as current or non current based on the classification of the related asset or liabilities for financial reporting, while deferred tax assets related to carryforwards shall be classified according to their expected reversal date.

The effects of reclassification of deferred tax assets and liabilities as required under U.S.GAAP are as follows:

	Net deferred tax assets (liabilities)		
	Current	Non current	Total
Amounts per consolidated balance sheets at June 30, 2002	604	375	979
Reclassification of deferred tax assets and liabilities	42	(42)	-
Revised amounts under per U.S.GAAP at June 30, 2002 (*)	**646**	**333**	**979**
Revised amounts under per U.S.GAAP at June 30, 2001 (*)	**149**	**(458)**	**(309)**

(*) Does not include the tax effects arising from differences related to valuation criteria between Argentine GAAP and U.S.GAAP described in 3 below.

3. Differences related to valuation criteria

- ***Valuation of assets and liabilities in foreign currency as of December 31, 2001***

As a result of the Argentine economic situation mentioned in Note 3, from December 21, 2001 the Argentine foreign currency exchange market was suspended until January 10, 2002.

In that respect, Argentine GAAP has required that the companies recognized their assets and liabilities denominated in U.S. dollar using the exchange rate $1 to US$1 as of December 31, 2001. However, U.S.GAAP has required that companies use the first subsequent exchange rate after the balance sheet date to adjust the valuation of its assets and liabilities in foreign currency at such date, according to the American Institute of Certified Public Accountants Task Force, based on SFAS 52 and the Emerging Issues Task Force D-12 (the "Israeli case").

During the six month period ended June 30, 2002, this foreign currency exchange loss recognized under U.S.GAAP at the end of fiscal year 2001, was also recorded in net income (loss) for Argentine GAAP purposes; so at June 30, 2002 there is no difference between Argentine GAAP and U.S.GAAP for the valuation of assets and liabilities in foreign currency.

The summary of principal adjustments to U.S.GAAP corresponding to the six-month period ended June 30, 2002 includes a reconciling item for the difference in the timing of recording of such loss between these GAAP.

- ***Accounting for Derivative Instruments and hedging activities***

As described in Note 8, the Group records derivative financial instruments as either assets or liabilities in accordance with the conditions that arise from the related contracts. Under U.S.GAAP, SFAS 133 and 138 establish that derivative financial instruments should be recognized at their fair value as either assets or liabilities in the consolidated financial statements.

In case of a cash flow hedge, the change in the fair value of derivative financial instruments is recognized in Other comprehensive income in shareholders' equity, which is reclassified into earnings in the same period in which the hedged assets or liabilities affect earnings. On the other hand, in the case of a fair value hedge, the change in the fair value of derivative financial instruments is recognized currently in earnings, which are totally or partially offset by the measurement at fair value of the hedged items.

In both cases, the ineffective portion of derivative financial instruments is directly reported in earnings as soon as such condition is known.

- ***Capitalization of foreign currency exchange differences by debt for fixed assets acquisitions***

As described in Note 4.2.a, the cost of those assets which acquisition is carried out with loans existing as of January 6, 2002, includes financial interest generated by such loans, admitting the capitalization of the foreign currency exchange differences originated by the devaluation of the Argentine peso as of such date. Under U.S.GAAP, this capitalization is not permitted.

- ***Capitalization of interests in work in progress***

Under Argentine GAAP, the capitalization of interests on associated third party financing, including foreign currency exchange differences, is permitted for those assets which are constructed over a prolonged period of time. U.S.GAAP only permits capitalization of the interest for work in progress.

- ***Valuation of inventories and raw materials***

As described in Note 4.2.d and 4.2.e, inventories and raw materials included in Other assets, have been valued at their replacement cost at each period-end. Under U.S.GAAP, these assets should be valued at the lower of cost or net realizable value.

- ***Foreign currency translation***

Under Argentine GAAP, the results from translation of investments in foreign companies are recorded in each period within Financial and holdings results in the Consolidated statement of income. Under U.S.GAAP, results from translation are recognized in Other comprehensive income in shareholders' equity.

- ***Revenue recognition***

As described in Note 4.1.h, the Company recognizes its revenues as services are provided to customers. Therefore, revenues for installation fees are recognized in the period that the installation service is completed, jointly with the related costs.

Nevertheless, the Staff Accounting Bulletin (SAB) 101, "Revenue recognition" of the SEC requires the deferring of the installation fees and the related costs considering the estimated average useful life of customers, except when the cost is higher than the revenue, in which case the excess cannot be deferred

Since the Company's installation costs exceed the related revenues, the Company believes such difference of criterion has no impact on the reconciliation of net income and shareholders' equity to U.S.GAAP. Additionally, the effect for U.S.GAAP purposes of recording the related deferred asset and liability is not significant for the periods presented.

- ***Recoverability of tax credits***

The recoverable value of tax credits depends on the existence of sufficient taxable income within the carryforward period available under the tax law. In that respect, the management of the Company, as required by Argentine GAAP, considers that all tax credits are not valued in excess of recoverable value under its economic-financial projections, based on alternative scenarios of macro-economic and financial telecommunication cases, which are considered probable or conservative as a result of the renegotiation process of the tariffs of Telecom Argentina and the financial debt of the Group.

However, SFAS 109 states more specific and strict rules to determine a valuation allowance for tax credits. Under this pronouncement, an enterprise must use judgment in considering the relative impact of negative and positive evidence to determine if a valuation allowance is needed or not. For example, negative evidence includes: a) losses expected in early future years by a presently profitable entity; b) unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and c) a carryforward period that is so brief that it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in single year.

Considering the magnitude of the negative effect of the devaluation of the Argentine peso on the Group's financial position and the uncertainty generated by the local economic situation regarding the realization of the deferred tax credits in a brief period, under U.S.GAAP a valuation allowance for tax credits related to net effects generated by the devaluation of the Argentine peso was recorded.

- ***Reconciliation of net income and shareholders' equity to U.S.GAAP***

The following table summarizes the principal adjustments to net income and shareholders' equity had U.S.GAAP been applied rather than Argentine GAAP:

	Six month periods ended June 30,					
	2002			2001		
	Net income	Accumulated Other comprehensive income (loss)	Shareholders' equity	Net income	Accumulated Other comprehensive income (loss)	Shareholders' equity
Amounts per consolidated financial statements	(4,097)	-	539	80	-	4,624
<u>U.S.GAAP adjustments</u>						
Increase (decrease) as a result of:						
Valuation of assets and liabilities in foreign currency as of December 31,2001	3,161	-	-	-	-	-
Derivative financial instruments	91	-	-	(a) -	(133)	(133)
Foreign currency exchange differences capitalized in fixed assets	(942)	-	(942)	-	-	-
Capitalization of interests in work in progress	(123)	-	(123)	-	-	-
Valuation of inventories and raw materials	(13)	-	(13)	-	-	-
Foreign currency translation	13	(13)	-	-	-	-
Tax effects on U.S.GAAP adjustments	(761)	-	378	-	47	47
Valuation allowance for tax credits	32	-	(1,122)	-	-	-
Amounts per consolidated financial statements per U.S.GAAP	(2,639)	(13)	(1,283)	80	(86)	4,538

(a) The derivative financial instruments have been effective during the six month period ended June 30, 2001. Therefore, there are no charges to earnings due to the ineffectiveness of such contracts during this period.

SFAS 130, effective in the United States of America, established standards for reporting and display of Comprehensive income, which comprises of Net income and Other comprehensive income. This statement requires that an enterprise classify items of other comprehensive income by their nature and display the accumulated balance of other comprehensive income separately from the other concepts in the equity section of a statement of financial position.

The change in the accumulated other comprehensive income (loss) for the six month periods ended June 30, 2002 and 2001 is presented below, net of income tax effects:

	Six month periods ended June 30, 2002	2001
Balances at the beginning of period	(121)	(27)
Derivative financial instruments		
Change on derivative financial instruments	(124)	(313)
Reclassification into earnings	310	223
Foreign currency translation	(13)	-
Tax effect	(65)	31
Balances at period end	(13)	(86)

Net income (loss) per share amounts in pesos, for the six month periods ended June 30, 2002 and 2001 are as follows:

Consolidated financial statements		
Net income (loss) per share	(4.16)	0.08
Net income (loss) per ADS	(20.81)	0.41
Consolidated financial statements under U.S.GAAP		
Net income (loss) per share	(2.68)	0.08
Net income (loss) per ADS	(13.40)	0.41

♦ ***Newly issued accounting pronouncements under U.S.GAAP***

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". This standard requires an entity to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred and capitalize that amount as a part of the book value of the long-lived asset. That cost is then depreciated over the remaining life of the underlying long-lived asset. This statement will be effective for the Company in the first quarter of 2003.

The management of the Company is assessing the impact of these new statements on its financial condition and the results of operations under U.S.GAAP. However, based on a preliminary analysis, it is anticipated that the impact will not be material to the reconciliation of net income and shareholders' equity under U.S.GAAP.

NOTE 20 - RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

Under Law No. 19550, the Company's by-laws and CNV regulations, 5% of the Company's net income for the year, plus or minus any prior year adjustments and subject to coverage of accumulated losses, if any, must be allocated to a legal reserve until such reserve reaches 20% of capital stock plus adjustment to capital stock.

NOTE 21 – EVENTS SUBSEQUENT TO JUNE 30, 2002

♦ **ADRs listing in NYSE**

Under NYSE rules, the ADRs average closing price of a security cannot be less than US$1.00 over a 30-day trading period. Consequently, on July 29, 2002, Telecom was notified by the NYSE in order to meet the minimum share price criteria, by bringing its share price and average share price back above $1.00 within six months of receipt of the notification; if not, the ADRs would be delisted. The Company replied to the NYSE informing that the necessary actions will be taken in the corresponding terms, in order to meet the NYSE standards.

♦ **Titan financial trust**

As a consequence of the issuance of Decree No. 992/02 ("Rearrangement of the financial system"), Personal expressed its will of suspending the signature of the documents corresponding to the rescheduling of negotiations intended to amend the terms and conditions of the TITAN Financial Trust - Telecom Personal 2000 Class I, the trustee thereof being Bank of America N.A., Buenos Aires branch, for two promissory notes in the amount of US$30 millions each. This situation generated controversies and differences between the parties resulting in the execution of an arbitration agreement, whose decision shall be unappealable by the parties. If such arbitration does not compel Personal to fulfill the proposal, the notes will be considered as payable on demand.

Valerio Cavallo	Carlos Felices	Juan Carlos Masjoan
Controller	Chief Executive Officer	President

Exhibit A

Consolidated balance sheets at June 30, 2002 and 2001
FIXED ASSETS ACTIVITY
(In millions of Argentine constant pesos, see Note 4.1.d)

Main account	Amounts at beginning of year	Additions from purchases	Capitalized foreign currency exchange differences (Note 4.2.a)	Results from translation	Transfe-rences	Retire-ments	Amounts at period end	Depreciation: Accumulated at beginning of year	Depreciation: For the period: Annual rate (%)	Depreciation: For the period: Amount	Depreciation: Retire-ments	Depreciation: Accumulated at period end	Net book value 2002	Net book value 2001
nd	106	-	-	-	1	-	107	-	-	-	-	-	107	106
ıildings	1,426	-	52	-	9	(7)	1,480	(473)	4 – 9	(34)	-	(507)	973	962
ansmission equipment	4,114	3	377	10	52	(3)	4,553	(1,917)	10 – 11	(259)	1	(2,175)	2,378	2,177
ʼitching equipment	3,145	-	244	6	38	-	3,433	(1,689)	10	(187)	-	(1,876)	1,557	1,485
ʼwer equipment	444	-	18	6	3	(2)	469	(189)	10 – 20	(25)	-	(214)	255	260
ternal wiring	4,999	-	207	-	33	-	5,239	(2,600)	7	(143)	-	(2,743)	2,496	2,437
lephony equipment, instruments and systems for improvement in services	678	4	46	7	18	(1)	752	(485)	13 – 18	(33)	-	(518)	234	195
llular handsets leased without charge	326	11	-	3	2	(53)	289	(239)	100	(41)	33	(247)	42	132
hicles	98	-	-	-	-	-	98	(69)	20 – 40	(6)	-	(75)	23	31
rniture	93	1	-	-	1	-	95	(53)	10 – 20	(4)	-	(57)	38	43
stallations	440	1	-	2	-	-	443	(229)	9 – 33	(25)	-	(254)	189	233
ɔmputer equipment	1,857	6	77	7	41	(1)	1,987	(1,049)	18 – 33	(141)	-	(1,190)	797	676
ork in progress	630	131	123	2	(192)	-	694	-	-	-	-	-	694	968
aterials	79	12	-	-	(6)	(30)	55	-	-	-	-	-	55	129
ıtal 2002	**18,435**	**169**	**1,144**	**43**	**-**	**(97)**	**19,694**	**(8,992)**		**(a) (898)**	**34**	**(9,856)**	**9,838**	
ıtal 2001	**18,400**	**518**	**-**	**-**	**-**	**(838)**	**18,080**	**(8,308)**		**(741)**	**803**	**(8,246)**		**9,834**

Includes (79) corresponding to the depreciation of capitalized foreign currency exchange differences by debt and (10) corresponding to Results from translation.

Exhibit B

Consolidated balance sheets at June 30, 2002 and 2001
INTANGIBLE ASSETS ACTIVITY

(In millions of Argentine constant pesos, see Note 4.1.d)

Account	Original value at beginning of year	Additions	Results from translation	Retirements	Original value at period end	Amortization: Accumulated at beginning of year	Amortization: For the period	Amortization: Accumulated at period end	Net balance 2002	Net balance 2001
System development costs	355	11	3	-	369	(113)	(a) (31)	(144)	225	232
Debt issue costs	70	-	1	-	71	(49)	(b) (5)	(54)	17	24
PCS license	586	-	-	-	586	(63)	(c) (20)	(83)	503	542
Band B of Paraguay license	88	-	10	-	98	(35)	(c) (9)	(44)	54	59
Usage rights	45	1	-	-	46	(19)	(d) (1)	(20)	26	25
Exclusivity rights	89	1	-	(2)	88	(31)	(e) (5)	(36)	52	60
Websites	2	-	-	-	2	(2)	-	(2)	-	2
Trademarks and patents	8	-	-	-	8	(3)	-	(3)	5	6
Goodwill on the acquisition of Soluciones	65	-	-	-	65	(56)	(f) (6)	(62)	3	14
Goodwill on the acquisition of Micro Sistemas	4	-	-	-	4	(4)	-	(4)	-	-
Goodwill on the acquisition of Cable Insignia	1	-	-	-	1	(1)	-	(1)	-	-
Total 2002	**1,313**	**13**	**14**	**(2)**	**1,338**	**(376)**	**(77)**	**(453)**	**885**	
Total 2001	**1,243**	**31**	**-**	**-**	**1,274**	**(235)**	**(g) (75)**	**(310)**		**964**

a) Included 3 in Cost of services provided, 2 in Administrative expenses, 23 in Sales expenses and 3 in Financial and holding results (Results from translation).
b) Included in Financial and holding results.
c) Included 25 in Cost of services provided and 4 in Financial and holding results (Results from translation).
d) Included in Administration expenses.
e) Included in Sales expenses.
f) Included in Equity losses from related companies.
g) Included 24 in Cost of services provided, 4 in Administrative expenses, 35 in Sales expenses, 4 in Financial and holding results and 8 in Equity losses from related companies.

Exhibit C

Consolidated balance sheets at June 30, 2002 and 2001
INVESTMENTS IN OTHER COMPANIES AND PUBLIC SECURITIES
(In millions of Argentine constant pesos, except par value – see Note 4.1.d)

Denomination and type	Characteristic of the securities			2002			2001
	Class of shares	Par value	Amount	Net realizable value	Restated cost value	Book value	Book value
CURRENT INVESTMENTS							
Public bonds							
Province of Corrientes Bond (a)		$ 1	-	-	-	-	2
Cecacor Bond (a)		$ 1	-	-	-	-	4
Other bonds		US$ 1	-	-	-	-	47
Total current investments				-	-	-	53
NON- CURRENT INVESTMENTS							
Public bonds							
Argentina 2004 Bond (b)		US$ 1	30,000,000	n/a	30	111	58
"Dorado" Bond (a) (c)		$ 1	12,481,003	n/a	12	5	-
Province of Formosa Bond (a)		US$ 1		-	-	-	2
Province of Corrientes Bond (a)		$ 1	5,068,429	1	5	1	14
Total public bonds				1	47	117	74
Related companies Law No. 19550 Sect.33							
Multibrand (d)	Ordinary	$ 1	3,000		1	-	2
Latin American Nautilus	Ordinary	US$ 2	3,000,000		6	9	12
Agroconnection					-	-	2
Related parties							
Nahuelsat	Ordinary	$ 1,000	5,750		6	-	6
Total related companies Law No. 19550 Sect.33 and related parties					13	9	22
Investment in Intelsat Ltd.	Ordinary	US$ 3	260,432		3	12	6
Advances for the acquisition of shares of Latin American Nautilus					1	4	2
Total non-current investments					64	142	104

Information on the issuer	Related companies - Law No. 19550 - Sect. 33		Related parties
	Multibrand	Latin American Nautilus	Nahuelsat
Main activity	Administration and management of a multibrand fidelity program	Telecommunication services	Obtaining, installing and operating satellite communications systems and trading of its services
Percentage participation in capital stock	25%	10%	5.75%
Financial statements closing date	December 31	December 31	December 31
Financial statements used to determine the equity value:			
- Date	6.30.02	3.31.02	3.31.02
- Duration of the year/period	6 months	3 months	3 months
- Board of Directors' approval date	7.11.02	-	5.17.02
- Report on review	7.11.02	-	5.17.02
- Audit scope	Limited review	-	Limited review
- Type of report of the independent Accountants	With observations	-	With observations (h)
- Capital stock (par value) (e)	12	(f) 228,000	100,000
- Income (loss) for the year/period (f)	(625)	(63,536)	(2,118)
- Shareholders' equity (f)	(3,435)	(g) 135,493	57,463

(a) The Company received these bonds in order to cancel trade accounts receivable with some province government.
(b) The Company intends to hold these bonds to their maturity date.
(c) This bond was converted into pesos according to Decree No. 214/02.
(d) Net of a loan granted to Multibrand of 1 and 2 at June'02 and June'01, respectively.
(e) Expressed in thousands of $.
(f) Expressed in thousands of constant $.
(g) The audited information originally provided by the company was adapted to the Company's accounting policies.
(h) Corresponds to the impact of the new economic plans described in Note 3 that would take effect on the results of the company's operations, considering the high level of indebtedness in foreign currency and the lack of the consolidated information.

Exhibit D

Consolidated balance sheets at June 30, 2002 and 2001
OTHER INVESTMENTS
(In millions of Argentine constant pesos, see Note 4.1.d)

Denomination and type	Cost at	Book value at	
	2002	2002	2001
CURRENT INVESTMENTS			
Short-term investments			
In foreign currency	412	412	61
In Argentine pesos	54	54	31
Investment trusts			
In foreign currency	-	-	41
Total current investments	**466**	**466**	**133**

Exhibit E

Consolidated balance sheets at June 30, 2002 and 2001
ALLOWANCES AND RESERVES ACTIVITY

(In millions of Argentine constant pesos, see Note 4.1.d)

Accounts	Balance at the beginning of the year	Increase	Transferences	Decrease	Balance at 2002
Deducted from current assets					
For doubtful accounts receivable	460	(a) 144	-	(327)	277
For obsolete inventories	4	-	-	(2)	2
Deducted from non-current assets					
For other receivable	-	(b) 7	-	(2)	5
Total deducted from assets	464	151	-	(c) (331)	284
Included in current liabilities					
For contingencies	12	-	2	(8)	6
Included in non-current liabilities					
For contingencies	117	27	(2)	(64)	78
Total included in liabilities	129	(b) 27	-	(d) (72)	84

Accounts	Balance at the beginning of the year	Increase	Transferences	Decrease	Balance at 2001
Deducted from current assets					
For doubtful accounts receivable	250	180	2	(94)	338
For obsolete inventories	2	-	-	-	2
Deducted from non-current assets					
For doubtful accounts receivable	2	-	(2)	-	-
Total deducted from assets	254	(c) 180	-	(94)	340
Included in current liabilities					
For contingencies	20	-	14	(16)	18
Included in non-current liabilities					
For contingencies	112	6	(14)	-	104
Total included in liabilities	132	(b) 6	-	(16)	122

(a) Charged to Sales expenses.
(b) Charged to Other expenses, net.
(c) Includes (254) corresponding to results on exposure to inflation.
(d) Includes (69) corresponding to results on exposure to inflation.

Exhibit F

Consolidated statements of income for the six month periods ended June 30, 2002 and 2001
COST OF SERVICES PROVIDED

(In millions of Argentine constant pesos, see Note 4.1.d)

Periods ended June 30,	2002	2001
Balance of inventories at beginning of year	46	170
Plus:		
Purchases of cellular handsets	3	23
Net financial results	6	-
Inventories leased without charge	(11)	(20)
Retirements not included in cost of cellular handsets (1)	(3)	(13)
Cost of services provided (Exhibit H)	1,246	1,445
Minus:		
Balance of inventories at period end	(33)	(109)
COST OF SERVICES PROVIDED	**1,254**	**1,496**

Periods ended June 30,	2002	2001
(1) Charged to Other receivables	(2)	(3)
Charged to Cost of services provided	(1)	(6)
Charged to Other expenses, net	-	(4)
	(3)	**(13)**

Exhibit G

Consolidated balance sheets at June 30, 2002 and 2001
ASSETS AND LIABILITIES IN FOREIGN CURRENCY

		2002	2001
		Amounts in millions of foreign currency units	
ASSETS			
CURRENT ASSETS			
Cash and banks			
Cash	US$	1	-
Bank deposits	US$	7	3
	G	3	-
Investments			
Short-term investments	US$	53	31
	EURO	55	-
Public bonds	US$	-	24
Investment trusts	US$	-	21
Trade accounts receivable			
Ordinary	US$	6	136
	GFD	2	(1)
	SDR	1	8
	G	128	-
Other receivables			
Swap contracts collateral	US$	-	78
Tax credits	G	2	-
Prepaid expenses	G	2	-
Various	US$	1	1
	G	15	1
NON-CURRENT ASSETS			
Other receivables			
Selling of Sky	US$	-	5
Investments			
Public bonds	US$	30	31
Latin American Nautilus	US$	1	1
Multibrand	US$	-	1
Fixed assets			
Advanced payments to suppliers	US$	2	4
LIABILITIES			
CURRENT LIABILITIES			
Accounts payable			
Vendors	US$	12	91
	G	38	-
	SDR	8	11
	EURO	1	-
Capital leases	US$	4	31
Related companies	US$	-	39
Debt			
Corporate bonds	US$	230	149
	EURO	1,352	-
Banks loans and others	US$	609	443
	¥	1,661	-
Fixed asset acquisitions	US$	597	231
	EURO	39	3
	FF	-	3
	¥	11,663	-
Inventory acquisitions	US$	154	68
Compensation and social benefits payable			
Social benefits and other	G	2	-
Other liabilities			
Various	US$	-	1
	G	1	-
NON-CURRENT LIABILITIES			
Accounts payable			
Capital leases	US$	1	19
Debt			
Corporate bonds	US$	-	1,384
Banks loans and others	US$	-	380
Fixed asset acquisitions	US$	-	548
	EURO	-	37
Inventory acquisitions	US$	-	130

US$ = United States Dollars; FF = French Franc; GFD = Golden Franc; SDR =Special drawing rights; G = Paraguayan guaranies; ¥ = Yen.

Exhibit H

Consolidated statements of income for the six month periods ended June 30, 2002 and 2001
EXPENSES INCURRED
(In millions of Argentine constant pesos, see Note 4.1.d)

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets – Work in progress	Total 2002
Wages and social benefits	139	62	110	4	315
Depreciation of fixed assets	731	36	121	-	888
Amortization of intangible assets	28	3	28	-	59
Taxes	(a) 67	2	6	-	75
Materials and supplies	72	3	11	-	86
Transport and freight	9	4	7	-	20
Energy, water and others	16	3	6	-	25
Bad debts expense	-	-	144	-	144
Interconnection costs	72	-	-	-	72
Lease of circuits	22	-	-	-	22
Rents	22	6	13	-	41
Fees and counsel services	1	12	1	-	14
Repayment for services	15	8	21	-	44
Management fees	17	2	-	-	19
Advertising	-	-	17	-	17
Agent commissions	-	-	12	-	12
Commissions on collecting	-	-	32	-	32
Various	35	13	16	-	64
Total	**1,246**	**154**	**545**	**4**	**1,949**

(a) Includes 22 corresponding to Tax on bank debits and credits.

	Cost of services provided	Administrative expenses	Sales expenses	Fixed assets – Work in progress	Total 2001
Wages and social benefits	245	102	168	10	525
Depreciation of fixed assets	587	35	119	-	741
Amortization of intangible assets	24	4	35	-	63
Taxes	68	2	12	-	82
Materials and supplies	121	22	10	-	153
Transport and freight	12	14	15	-	41
Energy, water and others	31	2	14	-	47
Bad debts expense	-	-	180	-	180
Interconnection costs	92	-	-	-	92
Lease of circuits	33	-	-	-	33
Rents	31	8	14	-	53
Fees and counsel services	4	10	-	-	14
Repayment for services	29	33	24	-	86
Management fees	119	2	-	-	121
Advertising	-	-	80	-	80
Agent commissions	-	-	57	-	57
Commissions on collecting	-	-	55	-	55
Various	49	23	21	-	93
Total	**1,445**	**257**	**804**	**10**	**2,516**

Exhibit I

Consolidated balance sheets at June 30, 2002 and 2001
AGING BREAKDOWN OF CONSOLIDATED BALANCE SHEETS CAPTIONS
(In millions of Argentine constant pesos, see Note 4.1.d)

Due date	Investments	Trade accounts receivable	Other receivables	Accounts payable	Debt	Compensation and social benefits payable	Taxes payable	Other liabilities
Total due	-	236	-	-	(a) 905	-	-	-
Not due								
Payable	-	-	-	-	(a) 10,988	-	-	-
7.2002 to 9.2002	466	432	85	592	-	40	97	17
10.2002 to 12.2002	-	4	24	6	-	6	-	2
1.2003 to 3.2003	-	2	23	2	-	10	-	-
4.2003 to 6.2003	-	1	578	3	-	6	-	5
7.2003 to 6.2004	113	2	246	6	-	15	-	-
7.2004 to 6.2005	-	-	58	-	-	8	-	-
7.2005 to 6.2006	-	-	56	-	-	7	-	1
7.2006 to 6.2007	5	-	106	-	-	1	-	1
7.2007 to 6.2008	-	-	1	-	-	1	-	1
7.2008 and subsequent	-	-	2	-	-	-	-	10
Total not due	584	441	1,179	609	10,988	94	97	37
Total 2002	584	677	1,179	(b) 609	11,893	94	97	37
Balances with indexation clauses	-	-	27	40	-	-	-	-
Balances bearing interest	584	262	24	58	11,893	-	-	-
Balances not bearing interest	-	415	1,128	511	-	94	97	37
Total	584	677	1,179	609	11,893	94	97	37
Average annual interest rate (%)	7.32	(c)	(d)	6.99	(e)	-	-	-

(a) See Note 14.
(b) There are payables in kind that amounted to 1
(c) 181 bear 50% over Banco Nación Argentina notes payable discount rate and 81 bear 12.92%.
(d) 6 bear 11% and 18 bear 47%.
(e) See note 8.

Due date	Investments	Trade accounts receivable	Other receivables	Accounts payable	Debt	Compensation and social benefits payable	Taxes payable	Other liabilities
Total due	-	499	-	-	-	-	-	-
Not due								
7.2001 to 9.2001	184	869	289	918	664	23	125	41
10.2001 to 12.2001	2	41	18	53	608	12	2	4
1.2002 to 3.2002	-	33	14	18	139	33	-	2
4.2002 to 6.2002	-	29	90	16	352	20	45	2
7.2002 to 6.2003	6	10	62	31	1,819	22	33	10
7.2003 to 6.2004	60	-	12	10	1,557	20	102	-
7.2004 to 6.2005	2	-	2	-	209	16	49	-
7.2005 to 6.2006	2	-	2	-	78	14	41	2
7.2006 to 6.2007	2	-	2	-	542	4	51	2
7.2007 and subsequent	4	-	-	-	648	4	123	15
Total not due	262	982	491	1,046	6,616	168	571	78
Total 2001	262	1,481	491	(f) 1,046	6,616	168	571	78
Balances bearing interest	262	630	-	104	6,616	-	-	-
Balances not bearing interest	-	851	491	942	-	168	571	78
Total	262	1,481	491	1,046	6,616	168	571	78
Average annual interest rate (%)	4.25	(g)	-	7.39	-	-	-	-

(f) There are payables in kind that amounted to 2
(g) 415 bear 50% over Banco Nación Argentina notes payable discount rate and 215 bear 19.4%.

ERNST & YOUNG

Henry Martin, Lisdero y Asociados
Maipú 942 P.B. - C1006ACN
Buenos Aires, Argentina

Teléfono: (54-11) 4875-4875
Fax: (54-11) 4875-4990
www.ey.com

LIMITED REVIEW REPORT

To the Directors and Shareholders of
Telecom Argentina STET-France Telecom S.A.

1. We have performed a limited review of the accompanying consolidated balance sheet of Telecom Argentina STET-France Telecom S.A. ("Telecom") as of June 30, 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the six-month period then ended, and the related notes 1 to 21 and exhibits A,B,C,D,E,F,G,H and I, presented as additional information. The financial statements mentioned in this paragraph and the consolidated financial statements of Telecom as of June 30, 2001 are the responsibility of the Board of Directors of Telecom.

2. We conducted our limited review in accordance with auditing standards in force in Argentina for such purpose, established in Technical Resolution No. 7 ("TR 7") of the Argentine Federation of Professional Councils of Economic Sciences and, therefore, does not include all of the procedures necessary for performing a full audit of said financial statements. A limited review of interim financial statements consists principally in applying analytical review procedures and making inquiries of executives and officers responsible for the Company's accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards in force, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. We have previously performed a limited review of the consolidated financial statements of Telecom and its subsidiaries as of June 30, 2001, as required by TR 7 in the case of financial statements for interim periods. Based on our work and the other auditors' report on the financial statements of the subsidiaries as of June 30, 2001, we issued our unqualified limited report on the financial statements mentioned in this paragraph, dated August 9, 2001.

4. The financial statements of the subsidiaries Telecom Personal S.A., Publicom S.A. and Micro Sistemas Sociedad Anónima ("the subsidiaries") as of June 30, 2002 have been reviewed by other external auditors, who issued their limited review reports on August 22, 2002, which included the comments stated in the fifth paragraph of this report. The total assets and net sales of those subsidiaries represent approximately 25% and 25% of the total consolidated assets of Telecom as of June 30, 2002 and the total consolidated sales of Telecom for the six-month period ended June 30, 2002, respectively.

5. The auditor's report on the financial statements of Telecom Personal S.A. as of June 30, 2002 includes observations stating that: a) the financial statements of Telecom Personal S.A. as of June 30, 2002 have been prepared considering the continuity of the normal course of business, therefore, excluding the potential adjustments and/or reclassifications, if any, that might be required if the final outcome of the uncertainties described in the auditor's report become known; b) the recoverability of fixed assets and intangible assets and the use of tax credits rely on the effectiveness of the premises used for the preparation of the economic-financial projections, developed on the basis of the available information to date. Accordingly, the financial statements of Telecom Personal S.A. as of June 30,

2002 may not include all of the adjustments and/or reclassifications that might result from the conditions mentioned in the auditors report, and c) as of August 22, 2002, Telecom Personal S.A. has not complied with the payment of the loan principal and interest for US$ 148.6 million and $ 104.4 million and, if Telecom Personal S.A. does not reverse this situation, the creditors might require the acceleration of all of the maturity dates established and formally request the early repayment of the debt. The auditor's report on the financial statements of Publicom S.A. as of June 30, 2002 includes certain comments indicating that: i) the financial statements of Publicom S.A. as of June 30, 2002 have been prepared considering the continuity of the normal course of business, therefore, excluding the potential adjustments and/or reclassifications, if any, that might be required in the event of becoming aware of the final outcome of the uncertainties described in the auditor's report, b) the recoverability of fixed assets and intangible assets and the use of tax credits rely on the effectiveness of the premises used for the preparation of the economic-financial projections, developed on the basis of the available information to date. Accordingly, the financial statements of Publicom S.A. as of June 30, 2002 may not include all of the adjustments and/or reclassifications that might result from the conditions mentioned in the auditors report, and iii) as of August 22, 2002, Publicom S.A. has not complied with the payment of loan principal for US$ 4 million and, if Publicom S.A. did not reverse this situation, the creditors might require the acceleration of all of the maturity dates established and formally request the early repayment of the debt, which has not occurred to date.

6. As explained in Note 3 to the accompanying consolidated financial statements, the National Government has introduced significant changes to the economic policy and it resolved to change the exchange regime established by the Convertibility Law in force since 1991. Also, the referred note describes other measures known to date, some of which are still in the process of being drafted and regulated. Also, the referred note describes the effects on the Company's situation and the accompanying financial statements, according to the assessments and estimates made by the Company's Management, based on the available information as of the date of preparation of those financial statements. The overall context and regulations in force are subject to future changes as a result of the evolution of events. The future actual results may significantly differ from the assessments and estimates made as of the date of preparation of the financial statements. Accordingly, the Company's financial statements must be read considering the circumstances depicted above.

7. As explained in the note mentioned in the preceding paragraph, the Public Emergency and Exchange Regime Reform Law voided the adjustment clauses in dollars or in other foreign currencies or other indexation methods included in the agreements entered into with the Public Administration, under public law rules, including, among others, public works and utilities. Thus, the Company's rates remained in pesos at the exchange rate of US$ 1 = $ 1, subject to the renegotiation under the regulations issued in this regard. At the same time, the exchange regime established on February 8, 2002 created a free exchange market, where the foreign currency operations are traded. Consequently, the Company's operating conditions were changed, adversely affecting its economic-financial equation, which is evidenced by the losses and reduction of the shareholders' equity of Telecom, recorded in the six-month period ended June 30, 2002.

8. Additionally, on April 2, 2002, Telecom announced that, as a result of the current macroeconomic situation prevailing in Argentina, the peso devaluation and volatility, the pesification of the Company's rates and the schedule defined by the Argentine Government for the discussion related to the adjustment to regulated rates, the Company's Board of Directors has resolved to suspend the principal payments of the entire financial debt service and that of its Argentine subsidiaries and on June 24, 2002, the Company's Board of Directors has resolved to suspend the interest of such financial debt. From March 28, 2002 to this reporting date, Telecom and its subsidiaries did not comply with bank and financial debt payments in the amount of US$ 249 million; Euros 250 million and $ 104 million, and interest payments in the amount of US$ 9 million, Euros 36 million and Yens 32 million, as mentioned in Note 14 to the accompanying consolidated financial statements. Additionally, as explained in Note 14 to the accompanying consolidated financial statements, certain creditors of Telecom required the acceleration of loans amounting to US$ 22 million. Therefore, Telecom's Board of Directors classified the bank and financial debt as current in the consolidated financial statements as of June 30, 2002.

9. The accompanying consolidated financial statements of Telecom as of June 30, 2002 have been prepared considering the continuity of the Company's normal course of business and that of its subsidiaries, using valuation and classification criteria of assets and liabilities applicable to a going concern and, therefore, do not contemplate the potential adjustments related to the recoverability and classification of assets and/or the adequacy and classification of liabilities that may be required if the uncertainties described above are not favorably solved.

10. Based on our review and the other auditors' reports on the consolidated financial statements mentioned in the fourth paragraph of this report, subject to the effects that might derive from the issues described in the fifth, seventh, eighth and ninth paragraphs of this report, we inform that we are not aware of any material modifications that should be made to the consolidated financial statements of Telecom as of June 30, 2002 for them to be in conformity with generally accepted accounting principles in Argentina applicable to consolidated financial statements.

11. The information contained in Note 18 to the accompanying consolidated financial statements of Telecom is not required by generally accepted accounting principles in Argentina. Telecom's Management presents in the referred note the main differences between generally accepted accounting principles applied by Telecom in the preparation of its consolidated financial statements and generally accepted accounting principles in the United States of America.

Additional information:

a) The auditing standards and the generally accepted accounting principles prevailing in Argentina, mentioned in the preceding paragraphs, are those applicable in the City of Buenos Aires.

ERNST & YOUNG

b) The stand-alone financial statements of Telecom as of June 30, 2002 are in accordance with the statutory accounting records and are transcribed in the "Inventory and Balance Sheet" book, which is kept formally as per legal regulations.

c) Based on the review performed and on the other auditors' reports on the financial statements mentioned in the fourth paragraph of this report, we inform that the financial statements of Telecom as of June 30, 2002 meet the provisions of the Companies Law and appropriate resolutions of the National Securities Commission.

d) As part of our limited review, we have read the additional information to the notes to the financial statements required by section 68 of the regulations of the Buenos Aires Stock Exchange and the Summary Information, prepared by Telecom's Management, on which, as regards our area of responsibility, we have no observations to make.

e) As of June 30, 2002, the accrued liability of Telecom for retirement and pension contributions owed to the National Social Security Administration according to the accounting records amounted to $ 8,833,076.22. This amount was not past due as of that date.

Buenos Aires
August 23, 2002

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.A.B.A. - R.A.P.U. Vol. I Fo. 7

Aldo Oscar Carugati (Partner)
Public Accountant (U.B.)
C.P.C.E.C.A.B.A. Vol. 114 Fo. 178

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

CORPORATE INFORMATION

- **INDEPENDENT AUDITORS** Henry Martin, Lisdero y Asociados (member of Ernst & Young International).

- **STOCK MARKET INFORMATION** (Source: Bloomberg)

BCBA

Quarter	Market quotation ($/share)		Volume of shares traded (in millions)
	High	Low	
June'01	3.49	2.96	47.9
September'01	3.16	1.52	44.2
December'01	1.95	1.19	39.7
March'02	2.10	1.79	30.5
June'02	1.40	0.58	28.4

NYSE

Quarter	Market quotation (US$/ADR*)		Volume of ADRs traded (in millions)
	High	Low	
June'01	17.54	14.79	28.8
September'01	15.80	7.60	30.2
December'01	8.34	5.79	27.5
March'02	6.68	2.64	25.3
June'02	2.88	0.60	23.1

* Calculated at 1 ADR = 5 shares

- **INVESTOR RELATIONS** for information about Telecom Argentina STET-France Telecom S.A., please contact:

In Argentina
Telecom Argentina STET France Telecom S.A. Investor Relations Departments Alicia Moreau de Justo 50, 10th Floor (1107) Ciudad Autónoma de Buenos Aires Tel.: 54-11-4968-4000 Argentina

Outside Argentina	
Golin Harris International The Chrysler Building 405 Lexington Ave., 16th floor New York, New York 10017 USA Tel.: 1-212-697-9191	Morgan Guaranty Trust Co. ADR Department 60 Wall Street New York, New York 10260-0060 USA Tel.: 1-212-648-9935

- **INTERNET** http://www.telecom.com.ar

- **DEPOSIT AND TRANSFER AGENT FOR ADRs**

Morgan Guaranty Trust Co. 60 Wall Street New York, New York 10260-0060 USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2002

NORTEL INVERSORA S.A.

By: ______________________
Name: Maria Elvira Cosentino
Title: General Manager and Sole Officer